UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

Amendment #2

[X]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended________________________________

OR

[  ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

[  ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………………………………

Keegan Resources Inc.

(Exact name of Registrant as specified in its charter)

__________British Columbia, Canada_____________

(Jurisdiction of incorporation or organization)

1204 - 700 West Pender Street, Vancouver, British Columbia V6C 1G8

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.     16,114,871

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ___No   xxx

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes ___   No xxx

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer   Accelerated filer   Non-accelerated filer  xxx

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 xxx   Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes    No    N/A  xxx

Index to Exhibits on Page 67

Keegan Resources Inc.

FORM 20-F REGISTRATION STATEMENT

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	66
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	66
Item 15.	Controls and Procedures	66
Item 16.	Reserved	66
Item 16A.	Audit Committee Financial Expert	66
Item 16B.	Code of Ethics	66
Item 16C.	Principal Accountant Fees and Services	66
Item 16D.	Exemptions from the Listing Standards for Audit Committee	66
Item 16E.	Purchases of Equity Securities by Keegan and Affiliated Purchasers	66

Part III

Item 17.	Financial Statements	66
Item 18.	Financial Statements	66
Item 19.	Exhibits	67

INTRODUCTION

Keegan Resources Inc. (“Keegan” or the “Company”) was incorporated as “Quicksilver Ventures Inc.” on September 23, 1999 under the British Columbia Company Act. Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on August 13, 2004, the Company changed its name from Quicksilver Ventures Inc. to Keegan Resources Inc.

BUSINESS OF KEEGAN RESOURCES INC.

Keegan Resources Inc. is principally a mineral company engaged in the acquisition and exploration of mineral properties.

There are no known proven reserves of minerals on Keegan’s properties.  Keegan does not have any commercially producing mines or sites, nor is Keegan in the process of developing any commercial mines or sites.  Keegan has not reported any revenue from operations since incorporation.  As such, Keegan is defined as an “exploration-stage company”.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share price and volume; and tax consequences to U.S. Shareholders. We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 1/25/2007 the names of the Directors of Keegan.

Table No. 1

Directors

______________________________________________________________________________

______________________________________________________________________________

Name	Age	Date First Elected of Appointed

Richard J. Haslinger (1) (2)	41	05/11/2004
Daniel T. McCoy (3)	45	11/25/2004
Robert J. McLeod (1) (3)	35	02/23/2005
Gordon J. Fretwell (1) (4)	53	02/24/2004
Tony M. Ricci (3)	43	12/09/2005

(1)

Member of Audit Committee.

(2)

448 West 22nd Ave. Vancouver, BC V5Y 2G5

(3)

1204 – 700 West Pender Street, Vancouver, B.C. V6C 1G8

(4)

1780 – 400 Burrard Street, Vancouver, B.C. V6C 3A6

______________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 1/25/2007, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

______________________________________________________________________________

Name and Position	Age	Date of First Appointment

Daniel T. McCoy, President & CEO	45	11/25/2004
Tony M. Ricci, Chief Financial Officer	43	12/09/2005
Michael Bebek, Corporate Secretary	30	12/01/2005

______________________________________________________________________________

______________________________________________________________________________

Mr. McCoy’s business functions, as President and CEO of the Company, include strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/shareholders; and preparation/payment/organization of the expenses/taxes/activities of the Company, and reporting to the Board of Directors.

Mr. Ricci’s functions as Chief Financial Officer include financial administration; accounting and financial statements; liaison with auditors, accountants, and financial community/shareholders; and preparation/ payment/organization of the expenses/taxes/activities of the Company. He assists in ensuring the Company’s compliance with all statutory and regulatory requirements.

Mr. Bebek’s functions as Corporate Secretary include assisting the President/CEO and insuring the Company’s compliance with all statutory and regulatory requirements; maintenance of corporate records and recording minutes of meetings.

1.B.  Advisors

The Company’s Canadian Legal Counsel:

McCullough O’Connor Irwin

1100-888 Dunsmuir St

Vancouver,BC

V6C 3K4

Contact: Jonathan McCullough

Telephone: 604-687-7077

Gordon J. Fretwell Law Corporation

1780-400 Burrard St

Vancouver, B.C. CANADA

V6C 3A6

Contact: Gordon J. Fretwell

Telephone: 604-689-1280

The Company’s Bank is:

Bank Of Montreal

595 Burrard St

Vancouver, B.C. CANADA V7X 1L7

Telephone: 604-665-2643

1.C Auditors

The Company’s auditor is:

Amisano Hanson

Suite 640, 750 West Pender Street

Vancouver, B.C. CANADA V6C 2T7

Telephone: 604-689-0188

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

--- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

The selected financial data of the Company for Fiscal 2006, 2005 and 2004 ended March 31st was derived from the financial statements of the Company that have been audited by Amisano Hanson, independent Chartered Accountants. The selected financial data of the Company for Fiscal 2003 and 2002 ended March 31st was derived from the financial statements of the Company that were audited by Tony M. Ricci Inc., independent Chartered Accountant; these financial statements are not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS).  All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

#

Table No. 3a

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

	Year Ended 3/31/06	Year Ended 3/31/05	Year Ended 3/31/04	Year Ended 3/31/03	Year Ended 3/31/02
CANADIAN GAAP

Revenue	Nil	Nil	Nil	Nil	Nil
Income (Loss) for the Period	($2,989)	($629)	($56)	($32)	($22)
Basic Income (Loss) Per Share	($0.31)	($0.09)	($0.01)	($0.01)	($0.01)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Wtg. Avg. Shares (000)	9,602	6,648	4,590	4,747	3,910
Period-end Shares	12,164	8,011	3,465	4,798	4,703

Working Capital	$625	$664	$414	$469	$487
Mineral Properties	$1,449	$529	Nil	Nil	Nil
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	$4,982	$1,674	$433	$534	$519
Shareholders’ Equity (Deficit)	$2,112	$1,239	$414	$469	$487
Total Assets	$2,372	$1,288	$454	$484	$496

US GAAP
Net Loss	($4,095)	($661)	($56)	($32)	N/A
Loss Per Share	($0.435)	$0.10)	($0.01)	($0.01)	N/A
Mineral Properties	$343	$498	N/A	N/A	N/A
Shareholders’ Equity	$1,006	$1,208	N/A	N/A	N/A
Total Assets	$1,266	$1,257	N/A	N/A	N/A

Table No. 3b

Selected Financial Data

(CDN$ in 000, except per share data

	Six Months Ended 9/30/06	Six Months Ended 9/30/05

Canadian GAAP
Revenue	Nil	Nil
Income (Loss) for Period	($1,061)	($777)
Basic Income (Loss)/Share	($0.08)	($0.10)
Dividends per Share	Nil	Nil
Wtg. Avg. Shares (000)	13,439	8,087
Period-end Shares (000)	14,411	8,247

Working Capital	Nil	($605)
Mineral Properties	$3,475	$1,575
Long-term Debt	Nil	Nil
Capital Stock	$7,253	$1,878
Shareholders’ Equity	$3,523	$1,239
Total Assets	$3,599	$1,813

U.S. GAAP
Net Loss	($2,636)	N/A
Loss Per Share	($0.20)	N/A
Mineral Properties	$793	N/A
Shareholders’ Equity	$ 841	N/A
Total Assets	$ 917	N/A

#

3.A.3.  Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended March 31st and for the six-month periods ended September 30th.  The average rates for the periods, and the range of high and low rates for the periods.  The data for each month during the most recent eight months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

Period	Average	High	Low	Close

December 2006		1.14	1.17	1.17
November 2006		1.15	1.12	1.14
October 2006		1.14	1.12	1.12
September 2006		1.13	1.11	1.12
August 2006		1.13	1.11	1.11
July 2006		1.14	1.11	1.13
June 2006		1.12	1.10	1.12
May 2006		1.12	1.10	1.10
April 2006		1.17	1.12	1.12
March 2006		1.17	1.13	1.17
February 2006		1.16	1.14	1.14

Six Months Ended 9/30/2006	1.12	1.17	1.10	1.12
Six Months Ended 9/30/2005	1.22	1.27	1.16	1.16

Fiscal Year Ended 3/31/2006	1.19	1.27	1.13	1.17
Fiscal Year Ended 3/31/2005	1.30	1.40	1.18	1.21
Fiscal Year Ended 3/31/2004	1.35	1.48	1.27	1.31
Fiscal Year Ended 3/31/2003	1.55	1.60	1.47	1.47
Fiscal Year Ended 3/31/2002	1.57	1.61	1.51	1.60
Fiscal Year Ended 3/31/2001	1.51	1.58	1.47	1.58

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 1/25/2007.

Table No. 5

Capitalization and Indebtedness

As of January 26, 2007

______________________________________________________________________________

Total shares issued and outstanding	16,815,404
Total Shares Authorized	100,000,000

Stock Options Outstanding	2,723,342
Warrants Outstanding	622,350
Preference Shares Outstanding	Nil
Capital Leases:	Nil
Guaranteed Debt:	Nil
Secured Debt:	Nil

3.C.  Reasons For The Offer And Use Of Proceeds

--- No Disclosure Necessary ---

3.D.  Risk Factors

Keegan Has Not Yet Achieved Profitable Operations and Expects to Incur Further Losses in the Development of Its Business, All of Which Casts Substantial Doubt About the Company’s ability to continue as a Going Concern.

The Company’s Ability to Continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The auditor of the Company is of the opinion, as stated in his notes, that there is substantial doubt about the Company’s ability to continue as a going concern.

Keegan Has No Revenues from Operations and No Ongoing Mining Operations of Any Kind. The Chances of Keegan Ever Reaching the Development Stage Are Remote.

The expenditures to be made by Keegan in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in Keegan having to cease operations. Management feels that if exploration efforts were unsuccessful for a period of ten years, the Company would cease operations. If that were the case, investors would lose their entire investment in the company.

Keegan Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined the Company Could Have to Cease Operations:

The properties in which Keegan has an interest or the concessions in which Keegan has the right to earn an interest are in the exploratory stage only and are without a known body of ore.  If Keegan does not ultimately find a body of ore, it would have to cease operations. As stated above, management believes that if reserves are not defined on any of the properties on which Keegan has an interest after a period of ten years, the Company would cease operations. If that were the case, investors would lose their entire investment in the Company.

Keegan Has No Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. The sale of securities to the public results in dilution to existing shareholders:

None of Keegan ’s properties have advanced to the commercial production stage and Keegan has no history of earnings or positive cash flow from operations. Keegan does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to Keegan has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

Keegan currently has 2,723,342 share purchase options outstanding and 622,350-share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 16,815,404 (as of 1/25/2007) to 20, 161,096.  This represents an increase of 20% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Keegan’s Stockholders

Because the success of Keegan is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. There are currently 2,723,342 share purchase options outstanding, which, if exercised, would result in an additional 2,723,342 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “Keegan Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”)

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of Keegan Could Be In An Amount Great Enough to Force Keegan to Cease Operations:

The current and anticipated future operations of Keegan, including further exploration activities require permits from various Federal and Provincial governmental authorities in Canada, the United States and the Republic of Ghana.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company. Note Item 4.B.8 of Form 20-F.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force Keegan to cease operations. If that were the case, investors would lose their entire investment in the Company.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of Keegan and Shareholders Could Find It Difficult to Sell Their Stock:

Keegan’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  Keegan ’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

Keegan is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

While engaged in the business of exploring mineral properties, the nature of Keegan  ’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Keegan’s growth will depend, on the efforts of its Senior Management, particularly its President, Daniel T. McCoy, its Chief Financial Officer, Tony Ricci, its Corporate Secretary, Michael Bebek and its Board of Directors that includes Richard Haslinger, Robert McLeod, and Gordon Fretwell, in addition to Mr. McCoy and Mr. Ricci. Keegan does not carry key-man insurance on any individuals.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against Keegan.  Keegan is a corporation incorporated in the province of British Columbia under the British Columbia Corporations Act.  A majority of the Company's directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

As a "foreign private Keegan ”, Keegan is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act Results in Shareholders Having Less Complete and Timely Data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K results in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders results in shareholders having less data in this regard.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

Keegan ’s executive office is located at:

Suite 1204, 700 West Pender Street

Vancouver, British Columbia, Canada V6C 1G8

Telephone: (604) 683-8193

Facsimile: (604) 683-8194

Website: www.keganresources.com

Email: info@keeganresources.com

The contact person is: Mr. Daniel T. McCoy, President.

Keegan's fiscal year ends March 31st.

Keegan's common shares trade on the TSX Venture Exchange under the symbol: “KGN”.

The authorized capital of Keegan consists of an unlimited number of common shares without par value and an unlimited number of preferred shares with par value.

As of March 31, 2006 there were 12,164,418 common shares issued and outstanding. As of the latest interim period for which financial statements are available (9/30/2006) there were 13,209,418 common shares issued and outstanding. According to the Company’s transfer agent, Pacific Corporate Trust Company, on November 20, 2006 there were 16,114,871 common shares issued and outstanding.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

Keegan Resources Inc. (“Keegan or the “Company””) was incorporated as “Quicksilver Ventures Inc.” on September 23, 1999 under the British Columbia Company Act. Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on August 13, 2004, the Company changed its name from Quicksilver Ventures Inc. to Keegan Resources Inc.

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 2000	Nil

Fiscal 2001	Private Sale of Escrow Shares (1)	1,333,334	$100,000

Fiscal 2002	Initial Public Offering (2)	3,300,000	$495,000
	Exercise of Agent’s Options (2)	70,000	$10,500
Fiscal 2003	Pursuant to the Exercise of Share Purchase Options	95,000	$14,250.00

Fiscal 2004	Nil

Fiscal 2005	Private Placement (3)	3,200,000	$320,000
	Private Placement (4)	870,500	$652,875
	Finders’ fees associated with the private placements (5)	33,900	$33,900
	Exercise of stock options (6)	100,000	$15,000
	Payment for resource properties (7)	341,159	$295,486

Fiscal 2006	Issued for resource property payment (8)	246,059	$218,736
	Private Placement (9)	3,000,000	$2,400,000
	Exercise of share purchase warrants (10)	785,300	$745,505
	Exercise of share purchase options (11)	122,500	$112,700

Fiscal 2007	Exercise of share purchase warrants (12)	2,132,750	$2,105,900
to date	Private Placement (13)	2,000,000	$3,600,000
	Issued for resource property payment (14)	114,000	$164,700

(1)

When the Company was still in the private stage it sold 1,333,334 escrow shares, in a private sale, to investors at a price of $0.08 per escrow share. These shares were not tradable and were held in escrow by the Company’s transfer agent. These escrow shares were subsequently cancelled during the fiscal year ended 3/31/2004.

(2)

On June 22, 2001, Keegan announced that it had completed its initial public offering. This offering consisted of the sale of 3,300,000 common shares at a price of $0.15 per share. 70,000 Agent’s options were associated with this offering. The Agent’s options were part of the fee charged by the agent. These options allowed the Agent, Research Capital Corporation, to purchase 70,000 common shares at a price of $0.15 per common share.

(3)

This private placement consisted of the sale of 3,200,000 common shares at a price of $0.10 per share. These shares were subject to a hold period until August 28, 2004. Mr. Robert Guistra, an unaffiliated third party, arranged this sale. Mr. Guistra was paid a fee of $10,000 as consideration for his arranging the private placement.

(4)

This private placement consisted of the sale of 870,500 units at a price of $0.75 per unit. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to purchase one additional common share until January 31, 2007 at a price of $0.85. In consideration of arranging investors in this private placement, Leo Kosowan (an unaffiliated third party) was paid $10,500 as a finder’s fee in connection with the private placement. Dundee Securities Corp. received 15,700 units and Canaccord Capital Corp. received 18,200 units as finders’ fees in connection with this private placement. These units carried the same privileges as the units, which were sold in the private placement.

(5)

These finders’ fees were issued to Dundee Securities Corp. and Canaccord Capital Corp..

(6)

These options were exercised by former directors and officers of the Company.

(7)

These shares were issued in partial payment for the Horse Mountain property.

(8)

These shares were issued as finders’ fees and partial payment for the Black Velvet,  Regent, Fri and Asumara properties.

(9)

This private placement consisted of the sale of 3,000,000 units at a price of $0.80 per unit for proceeds of $2,400,000. Each unit consisted of one common share and one nontransferable share purchase warrant, entitling the holder to purchase, within two years, one additional common share of the Company at a price of $1 per share. The warrants are subject to an acceleration clause whereby if the shares of the Company trade above $2 for a period of 10 consecutive trading days, the Company has the right to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

(10)

These share purchase warrants were issued in conjunction with (4) above.

(11)

These share purchase options were exercised by Dr. Dan McCoy (60,000) and the remainder (62,500) by Scott Gibson, a consultant to the Company.

(12)

These share purchase warrants were related to the private placements disclosed in (4) and (9) above. 179,000 share purchase warrants related to the private placement disclosed in (4) and 1,953,750 share purchase warrants related to the private placement disclosed in (9) above.

(13)

This private placement consisted of the sale of 2,000,000 units. Each unit consisted of one common share and ½ of 1 share purchase warrant. Each full share purchase warrant entitles the holder to purchase one additional common share at a price of $2.40 until May 2, 2008. The warrants are subject to an acceleration clause whereby if the shares of Keegan trade above $3.25 for a period of 10 days, Keegan will have the option to require the earlier exercise of the warrants within 30 days of formal notice from Keegan.

(14)

These shares were issued in partial payment for the Esaase Property; the Black Velvet Property; and, the Asumara Property.

Capital Expenditures

Fiscal Year

Fiscal 2000	Nil
Fiscal 2001	Nil
Fiscal 2002	Nil
Fiscal 2003	Nil
Fiscal 2004	Nil
Fiscal 2005	$285,410 (1)
Fiscal 2006	$1,901,010 (2)

 (1)

$51,660 of this was attributed to the purchase of furniture, equipment and leasehold improvements; $202,595 was attributed to mineral property acquisition costs; and, the balance of $31,155 was attributed to deferred exploration costs. The mineral property acquisition costs were associated with the Horse Mountain and Asumura properties. The deferred exploration costs were associated with the Horse Mountain property.

(2)

$1,816 of this was attributed to the purchase of furniture, equipment and leasehold improvements; $180,471 was attributed to mineral property acquisition costs; and, the balance of $1,718,723 was attributed to deferred exploration costs. The mineral property acquisition costs were associated with the Fri Property (which was written off at fiscal year end); Regent Gold/Silver Property; the Asumara Gold Project; and, the Black Velvet Gold Project. The deferred exploration costs were associated with the same properties.

4.B.  BUSINESS OVERVIEW

Historical Corporate Development

Keegan is a natural resource company currently engaged in the acquisition and exploration of mineral resources in Canada, the United States of America and West Ghana. Traditionally, the Company has been involved in the exploration for mineral resources.

After Keegan became public on June 22, 2001, the Company searched for resource property acquisitions. At the time Keegan was classified as a “capital pool company”.

Under the TSX Venture Exchange’s Policy 2.4, a company with only minimal working capital is allowed to list on the Exchange for the purposes of negotiating an acquisition of, or the participation in, assets or businesses. Such companies are classified as a “Capital Pool Company”, or “CPC” and are governed by a specific set of rules and regulations.

The sole purpose of a CPC is to identify and evaluate existing businesses or assets for possible acquisition, which if acquired, would provide the company for a full listing on the TSX-V. The only business a CPC is allowed to conduct prior to its Initial Public Offering and listing on the TSX-V is to prepare for its offering. This typically consists of raising a limited amount of seed capital, establishing a management team and board of directors, as well as hiring professionals to assist in the offering, including an auditor, legal counsel, and an agent for the Offering.

The minimum total of seed capital raised must be equal to or greater than $100,000. The maximum gross proceeds from the IPO must be at least $200,000 but not exceed $1,900,000. Once the IPO is completed, the company will use the net proceeds to seek and finance a business in order to complete its “Qualifying Transaction” (“QT”). Once a suitable asset or business has been identified, the CPC will attempt to negotiate an acquisition or participation in the asset or business. The management of the CPC will negotiate with the targeted acquisition regarding acquisition terms. The Board of Directors of the CPC will examine proposed acquisitions on the basis of business fundamentals before approving any proposed transaction.

From the date of listing on the TSX-V, the CPC originally had 18 months (now 24 months) to complete its QT. If the CPC had not completed its QT in that timeframe, the CPC’s shares would be suspended from trading, and possibly face delisting, until such time as a QT has been approved and completed.

The CPC may used cash, secured or unsecured debt, the issuance of securities, or a combination thereof, in order to finance its acquisition as its QT. Any QT is subject to approval by the majority of the minority shareholders of the CPC, approval from the TSX-V, and sponsorship of a TSX-V member firm. Trading in the CPC stock will initially be halted from trading before the announcement of a pending QT. The stock will remain halted until the Exchange has completed any preliminary background investigations into the proposed transaction and sponsor firm has been retained.

All securities, which will be held by Principals of the proposed post-QT issuer, are required to be held in escrow. Shares will be released from escrow subject to a formula prescribed in the CPC Escrow Agreement, which is subject to approval, by the TSX-V.

Once the QT is complete, the company will resume trading on the TSX-V under its new name and symbol.

On June 11, 2003, Keegan announced that it had entered into a letter of intent to purchase an interest in a property located in Australia. On July 22, 2003, Keegan announced that it had decided not to proceed with this transaction. Keegan decided not to proceed with this transaction because upon further examination of the property, management decided that it did not warrant additional work.

On September 5, 2003, Keegan announced that it entered into another letter of intent to purchase a 100% interest in some mining claims located in British Columbia. This agreement was also terminated during the year ended March 31, 2004 because upon further examination of the property, management decided that it did not warrant additional work.

Keegan had not completed a “QT” by December 2003. The directors of the Company scheduled an extraordinary general meeting of its shareholders to request shareholder approval to the proposed listing of Keegan’s shares on the NEX Exchange. The NEX Exchange is a separate board of the TSX Venture Exchange for companies previously listed on the TSX Venture Exchange or the Toronto Stock Exchange, which have failed to maintain compliance with the ongoing financial listing standards of either of these stock exchanges. (Keegan had not completed a “qualifying transaction” in the time permitted by the TSX Venture Exchange so it did not meet the financial listing standards.) Shareholder approval was obtained and Keegan’s common shares began trading on the NEX Stock Exchange on February 12, 2004.

On September 7, 2004, Keegan entered into agreements with the Hunter Dickinson Group, Inc. (“HDG”), Anaconda Gold Corp. (“Anaconda”) and Barrick Gold Exploration Inc. (“Barrick”) whereby it acquired the right to earn an interest in the Horse Mountain Project located in Nevada.

On January 31, 2005, Keegan announced that the TSX Venture Exchange had accepted the transaction pertaining to the Horse Mountain Project as the “qualifying transaction” for the Company and that it no longer considered Keegan to be a Capital Pool Company.  Keegan was reclassified by the TSX Venture Exchange as a “Gold Ore Mining” company. At this time Keegan’s common share trading moved from the NEX Stock Exchange to the TSX Venture exchange. The share symbol of the Company changed from “QSV.H” to “QSV”.

On March 1, 2005, the Company began trading on the TSX Venture Exchange under the name Keegan Resources with the stock symbol of “KGN”.

On March 4, 2005, Keegan announced that it had entered into an option agreement to acquire a 100% interest in the Regent Gold Silver Project located in Mineral County, Nevada.

On March 11, 2005, Keegan announced that it had entered into an option agreement to acquire the Asumura Gold Project located in West Ghana.

On May 31, 2005, Keegan announced that it had entered into an option agreement to acquire a 100% interest in the Fri Property located in Nye County, Nevada. During Fiscal 2006, ended 3/31/2006, the Company decided not to pursue its options agreement pertaining to the Fri Property. Management came to this conclusion because, after completing preliminary exploration work, they decided that the results did not warrant further work.

On December 7, 2005, Keegan announced that it had entered into an option agreement to acquire a 100% interest in the Black Velvet Gold Project located in Pershing County, Nevada.

During Fiscal 2006, ended 3/31/2006, management announced that it had decided not to pursue the Company’s option to earn an interest in the Horse Mountain Claims and that as a result, $1,018,587 in acquisition and deferred exploration expenditures associated with the property were written-off. Management took this action because it decided to concentrate the Company’s efforts on its more recent acquisitions.

Keegan has budgeted $11,200,000 for general/administrative expenses, $3,000,000 for property acquisition costs and $6,000,000 for exploration expenses through the end of Fiscal 2008, ending March 31st.

Keegan has the following financial obligations:

•

The acquisition of the Regent Gold Project requires Keegan to pay the vendors: U.S.$50,000 on June 15, 2007; U.S.$55,000 on June 15, 2008; and, U.S.$75,000 on June 15, 2009. In addition, Keegan must incur exploration expenses of U.S.$300,000 prior to March 4, 2007; U.S.$400,000 prior to March 4, 2008; U.S.$500,000 prior to March 4, 2009; U.S.$500,000 prior to March 4, 2010; and, U.S. $2,050,000 prior to March 4, 2011.

•

The acquisition of the Asumura Property requires Keegan to pay the vendors: U.S.$60,000 on or before October 8, 2007 and to complete U.S.$520,000 of exploration work on the Asumura Property on or before July 31, 2007.

•

The acquisition of the Black Velvet Property required Keegan to pay the vendors:U.S.$30,000 by May 31, 2007; U.S.$40,000 by May 31, 2008 and U.S.$50,000 by May 31, 2009.

•

The acquisition of the Esaase Project requires Keegan to pay the following: U.S.$40,000 by May 9, 2007; U.S.$300,000 by May 9, 2010; spend U.S.$2,250,000 on exploration between May 9, 2006 and May 10, 2010; U.S.$50,000 on May 9, 2010. If production is ever achieved on this property, and there is no guarantee that production will ever occur from this property, Keegan must pay an additional U.S.$300,000.

•

Keegan is obligated to pay the following individuals, who are under contract to the Company: Dr. Daniel McCoy receives a salary of U.S.$6,667 per month and is paid health benefits up to $1,155 per month. Dr. McCoy can be terminated by Keegan with four weeks notice. Michael Bebek is paid Cdn$150 per hour and he can be terminated with two weeks notice. Tony Ricci is paid Cdn$175 per hour and if he requires his assistant’s services she is paid Cdn$100 per hour. Mr. Ricci can be terminated with two weeks notice.

As of 1/25,2007, Keegan had a cash position of approximately $1.6 million (Cdn$). The Company anticipates that the proceeds from a recently announced private placement financing will add approximately $11 million (Cdn$). Management believes that the shortfall in the amount of approximately $7,600,000 will be met through the exercise of outstanding share purchase options and share purchase warrants. There is no guarantee; however, that any of these share purchase options and share purchase warrants will be exercised.

Plan Of Operations

Source of Funds for Fiscal 2006/2007, Ending March 31st

Keegan ’s primary source of funds since incorporation has been through the issuance of common shares.

Use of Funds for Fiscal 2006/2007

During Fiscal 2007 and Fiscal 2008, respectively, Keegan estimates that it might expend $1,000,000 and $1,200,000 on general/administrative expenses including property evaluation costs prior to acquisition.  During Fiscal 2007 and Fiscal 2008 respectively, Keegan estimates that it might expend $3,000,000 and $6,000,000 on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees

Management of Keegan anticipates no changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

Keegan has had no revenue during the past five fiscal years.

At 3/31/2006 Keegan’s assets were located in Canada, the United States and West Ghana.  At 12/31/2005 all of Keegan ’s assets were located in Canada, the United States and West Ghana. The table below discloses the location of Keegan’s assets:

 3/31/2002:  Canada - $496,327

 3/31/2003:  Canada - $483,806

 3/31/2004:  Canada - $454,423

 3/31/2005:  Canada - $759,054, U.S. - $485,619, Ghana - $ 43,617

 3/31/2006:  Canada – $923,165, U.S. - $604,269, Ghana - $844,778

Material Effects of Government Regulations

The current and anticipated future operations of Keegan including further exploration activities, require permits from various Canadian, U.S. and West Ghanaian, Federal, Provincial, and/or state governmental agencies.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on Keegan and cause increases in capital expenditures which could result in a cessation of operations by Keegan.  Keegan has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

--- No Disclosure Necessary ---

4.C. Organization Structure

Keegan Resources Inc. (“Keegan or the “Company”) was incorporated as “Quicksilver Ventures Inc.” on September 23, 1999 under the British Columbia Company Act. Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on august 13, 2004, the Company changed its name from Quicksilver Ventures Inc. to Keegan Resources Inc.

4.D.  Property, Plant and Equipment

This section first discloses where Keegan’s office is located in Canada and then describes the mineral properties in which Keegan has an interest. In the description of the mineral properties, it is disclosed that these properties are only exploration stage properties and that a substantial amount of capital will have to be spent on each property before management will know if they contain commercially viable mineral deposits.

Keegan’s executive offices are located in rented premises of approximately 1,788 sq. ft. at Suite 1204, 700 West Pender Street, Vancouver, British Columbia CANADA V6C 1G8.  Keegan began occupying these facilities on May 3, 2004.  Monthly rent is $4,118.

1. The Regent Gold Project

The Regent Gold Project is without known reserves and the work being done by Keegan is exploratory in nature. Keegan’s interest in this property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

Keegan entered into an agreement with Ventures Nevada Inc., a private company wholly owned by Jerry Baughman and Fabiola Baughman of Reno, Nevada. Under the terms of this agreement, Keegan can acquire 100% of the Regent Gold Silver Project in Mineral County Nevada. Keegan must complete $3 Million USD of work on the property and deliver cash payments totaling $305,000 USD and a total of 500,000 shares of Keegan Resources to Jerry and Fabiola Baughman over a period of six years under the following schedule:

complete US$3,000,000 of exploration work on as follows:

- US$250,000 prior to March 4, 2006 (incurred);

- US$300,000 prior to March 4, 2007;

- US$400,000 prior to March 4, 2008;

- US$500,000 prior to March 4, 2009;

- US$500,000 prior to March 4, 2010; and

- US$1,050,000 prior to March 4, 2011.

pay US$305,000 as follows:

- US$45,000 upon signing the agreement (paid);

- US$35,000 on June 15, 2005 (paid);

- US$45,000 on June 15, 2006 (paid);

- US$50,000 on June 15, 2007;

- US$55,000 on June 15, 2008; and

- US$75,000 on June 15, 2009

issue a total of 500,000 common shares of the Company as follows:

- 100,000 common shares upon obtaining regulatory approval (issued);

- 50,000 common shares on June 15, 2005 (issued);

- 50,000 common shares on June 15, 2006 (issued);

- 50,000 common shares on June 15, 2007;

- 75,000 common shares on June 15, 2008; and

- 175,000 common shares on June 15, 2009.

After meeting these commitments, Keegan will have an undivided 100% interest in the property subject to a 2.5% Net Smelter Return, 60% of which may be purchased by Keegan for $3 million USD. Keegan also staked additional claims in the perimeter of the land owned by Ventures Nevada Inc. Since the agreement with Ventures Nevada includes a one-mile surrounding area of interest, these claims are also subject to the above agreement.

In addition to the above payments, 35,890 common shares were issued to Hunter Dickinson as finder’s fees with respect to the Regent property.

Location

The Regent Gold Project is located in Mineral County Nevada, approximately 60 km southeast of Fallon, Nevada at a latitude of 39.03 and a longitude of 118.42. The property consists of 72 unpatented mining claims and an additional 36 unpatented claims staked by Quicksilver Ventures Nevada, Inc., a wholly owned subsidiary of Keegan Resources Inc. The additional claims are staked but have not yet been filed. The project’s underlying claims are as follows:

Claim Name	NMC #	Claim Name	NMC #	Claim Name	NMC#	Claim Name	NMC#

RH#194	248783	REGENT 1	712871	REGENT 13	860859	R #12	PENDING
RH NO 195A	248784	REGENT 2	712872	REGENT 14	860860	R #13	PENDING
RH196	248785	REGENT 3	712873	REGENT 15	860861	R #14	PENDING
RH198	248787	REGENT 4	712874	REGENT 16	860862	R #15	PENDING
RH NO 197BA	645682	REGENT 5	712875	REGENT 17	860863	R #16	PENDING
HIM #1	709944	REGENT 6	712876	REGENT 18	860864	R #17	PENDING
HIM #2	709945	REGENT 7	712877	REGENT 19	860865	R #18	PENDING
HIM #7	709950	REGENT 8	712878	REGENT 20	860866	R #19	PENDING
HIM #8	709951	REGENT #11	717578	REGENT 21	860867	R #20	PENDING
HIM #9	709952	REGENT #15	717579	REGENT 22	860868	R #21	PENDING
HIM #10	709953	DAWN NO 2a	723713	REGENT 23	860869	R #22	PENDING
HIM #11	709954	DAWN NO 3A	723714	REGENT 24	860870	R #23	PENDING
HIM #13	709956	DAWN NO 4	723715	REGENT 25	860871	R #24	PENDING
HIM #14	709957	DAWN NO 13	723724	REGENT 26	860872	R #25	PENDING
HIM #15	709958	DAWN NO 17	723728	REGENT 27	860873	R #26	PENDING
HIM #16	709959	DAWN NO 18	729836	REGENT 28	860874	R #27	PENDING
HIM #17	709960	BLACK EAGLE 7	825675	REGENT 29	860875	R #28	PENDING
HIM #18	709961	BLACK EAGLE 8	825676	R #1	PENDING	R #29	PENDING
HIM #19	709962	REGENT 12	860858	R #11	PENDING	R #30	PENDING
HIM #21	709964	BLACK EAGLE 9	825677	R #2	PENDING	R #31	PENDING
ME #1	709978	BLACK EAGLE 10	825678	R #3	PENDING	R #32	PENDING
ME #2	709979	RE 1	832165	R #4	PENDING	RFRAC#1	PENDING
ME #3	709980	RE 2	832166	R #5	PENDING	RFRAC#2	PENDING
ME #4	709981	RE 3	832167	R #6	PENDING	RFRAC#3	PENDING
ME #5	709982	RE 4	832168	R #7	PENDING	RFRAC#4	PENDING
ME #6	709983	RE 5	832169	R #8	PENDING
ME #8	709985	RE 6	832170	R #9	PENDING
		RE 7	832171	R #10	PENDING

Within the property boundary, one existing claim, REGENT #9, controlled by Ventures Nevada, has been excluded from the lease. The claim has a small pad with crushed material stacked upon it, with the activity pre-dating Kennecott’s involvement on the property. None of the Company’s anticipated exploration activity occurs within the excluded claim.

The property is wholly under the jurisdiction of the Bureau of Land Management (BLM). The regional office of the BLM responsible for permit approval on the property is located in Carson City, Nevada. To date, all necessary permits have been applied for and received.

Accessibility, Climate, Infrastructure and Physiography

Gentle to moderate topographic relief at elevations of 1650-1800m characterizes the Regent Gold Project area. Temperatures range from -15 to 40 degrees centigrade, with daytime temperatures ranging from –5 degrees centigrade in the winter to 40 degrees centigrade in the summer. Annual precipitation is 12 – 17 cm, falling predominantly in December through April. Major mines in the region operate 365 days per year.

Fallon, the nearest full service town, is about 70 kilometers by road. Paved state highway and graveled county roads extend all the way to the property and are adequate for tracked or rubber tired drilling or excavating equipment to access the property.

Regional and Property Geology

The property is located along the northeast margin of the northwest trending Walker Lane Belt. The primary units of the Belt are Tertiary volcanics which have been known to host epithermal silver/gold deposits of both low and high sulfidation types, with the low more common in the northern portion of the Belt, and the high more common in the southern portion. The property covers a series of Tertiary volcanics and related intrusions which have undergone extensive hydrothermal alteration and mineralization. Local breccia zones and faults have acted as conduits for mineralizing hydrothermal fluids. Veins and low-grade mineralization display NNW, NE and ENE trends. Most of the Tertiary volcanics in the Belt have significant magnetic content and produce relative magnetic highs. Hydrothermal alteration associated with epithermal deposits are, on the other hand, magnetic lows. The property contains two prominent magnetic lows. One is a semi-circular feature the eastern margin of which defines the area of Kennecott’s most dense drilling as described below. The second is a linear ENE trending magnetic anomaly which is poorly understood as it has not yet been well explored.

History

The Rawhide gold, silver district (2.5 km SE of Regent) was discovered on Christmas day in 1906. Within a few years, up to 10,000 people occupied the historical town of Rawhide. Most of the historical mining in both the Rawhide and Regent areas took place during this time. By 1909, most of the easily accessible veins that were economic using technology of the day had been mined. By 1910, the population had dropped significantly and the final resident left in 1966. A total of 80,000 ounces of gold and 600,000 ounces of silver were mined in the district throughout these years. Only minor activity took place until the 1980’s. Newmont Mining Corporation (“Newmont”), an unrelated public company, was the first modern mining exploration company to explore at Regent, drilling a total of 111 holes. Kennecott Mining Co. (“Kennecott”), an unrelated public company, acquired the Rawhide property in 1982 and began open pit – heap leach mining operations in 1990 and continued through 2004.

During exploration and development of the Rawhide district, Kennecott also acquired and explored the Regent property, drilling a total of 469 holes, thus bringing the total number of drill holes on the Regent property to 580. Of these holes, 573 are reverse circulation holes; only 7 are core. The average depth of the holes is 477 feet; only five holes exceed 800 feet in depth. Less than 20% of the holes are angled. Kennecott also performed a ground magnetic survey over the region.

Newmont and Kennecott designed their exploration programs to delineate bulk tonnage resources. According to unpublished memos written by Mine Development Associates of Reno, Kennecott delineated a gold and silver resource using a $300 US gold price. The Regent resource was permitted for mining, but plans to mine were aborted due to sub US$300 gold prices when Kennecott ceased mining at Rawhide in 2002. At that time, Kennecott ended its active gold exploration programs in the Great Basin due to low gold prices as well as a change in corporate strategy.

Between 1995 and 2001 Jerry Baughman slowly gained control of the Regent property by staking lapsed claims and obtaining quit claim deeds from other parties no longer interested in the district. By 2001, the Baughman’s and newcomer Nevada Sunrise Mining, LLC were the only two parties remaining. In 2002, Nevada Sunrise commissioned Mine Development Associates (MDA) of Reno, Nevada to deliver a new reserve model. MDA performed their estimate on the low-grade resource at various gold price levels. By 2004 Nevada Sunrise Mining, LLC quitclaimed all of their property to the Baughman’s in exchange for interests in other of Baughman’s properties.

The property was brought to the attention of Keegan Resources Inc. by Hunter Dickinson Inc. Hunter Dickinson was attracted to the property because significant high-grade drill intercepts both within and outside of Kennecott’s resource area at Regent represents a similar scenario to that which resulted in the Hollister discovery by one of the Hunter Dickinson companies. Hunter Dickinson collected 117 surface rock chip samples, re-logged approximately 7,600m of RC drill chips and 600m of diamond drill core and compiled drill cross-sections and a geologic map of the Regent property as part of its property assessment. This sampling confirmed the presence of high-grade, gold-silver, epithermal quartz veins exposed at surface previously indicated by the high-grade intercepts at depth.

Hunter Dickinson decided not to enter into negotiations for the property, because of its current focus on advanced staged mine development opportunities.

Recent Activities by Keegan

Keegan has completed a four hole drill program on this property. One of these drill holes, Hole R05-02, intersected 52.5 feet at 2.7 g/t gold including 13.5 feet of 5.5 g/t gold and 3.7 feet of 12.6 g/t gold, whereas Hole R05-01 intersected 4.6 feet of 166 g/t silver. Hole R05-04, designed to intersect a down dip extension of the structure intercepted in R-05-02, encountered difficult drilling conditions in a clay zone at the projected structure. Over 36 feet were drilled without any core being recovered.

Currently, oriented core measurements, logs and geologic interpretations are being incorporated in the Company’s 3-D model and interpretation of the project in preparation for further drilling.

Planned Work Program

Keegan plans to take the approach to this project of drilling angled and partially oriented core holes to delineate veins with sufficient strike, width and thickness to be mined underground. The Company will initially target structures identified by historical higher grade intercepts (greater than 5 ft, greater than 5 g/t Au), followed by systematic step out drilling along strike, depth and into other under explored prospective areas within the “hydrothermal boundary” suggested by the magnetic low. To accomplish this goal, the Company has designed an exploration program with 5 top priority drill target areas (see map below). Two are within Kennecott’s mineralized area and the other three are spread out over a 2 km area within the magnetic anomaly. In addition, the Company intends to conduct some pediment soil orientation studies to efficiently explore prospective pediment on the property.

As of September 30, 2006, the Company had expended $ 728,292 in acquisition costs and deferred exploration on the Regent project.

2. The Asumura Project

The Asumura Project is without known reserves and the work being done by Keegan is exploratory in nature. Keegan’s interest in this property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

Keegan entered into an agreement with GTE minerals, an unrelated privately held Ghanaian company, which allows Keegan to acquire 100% of the Asumura Property by performing work expenditures totaling US$1Million, deliver cash payments adding together $100,000 USD and delivering shares of Keegan totaling US$100,000 in value over a period of three years, under the following schedule:

pay US$100,000 as follows:

-

US$10,000 upon signing the agreement (paid);

-

US$30,000 on or before October 8, 2006; and

-

US$60,000 on or before October 8, 2007.

issue common shares of the Company with a value of US$100,000 to GTE as follows:

-

common shares with a value of US$10,000 upon regulatory approval (issued  13,899 shares);

-

common shares with a value of US$30,000 based on the 10 day average closing price prior to issuance on or before October 8, 2006; and

-

common shares with a value of US$60,000 based on the 10 day average closing price prior to issuance on or before October 8, 2007.

complete US$1,000,000 of exploration work on the Asumura property as follows:

-

US$80,000 on or before July 31, 2005, (incurred);

-

an additional US$400,000 on or before July 31, 2006 (incurred); and

-

an additional US$520,000 on or before July 31, 2007.

After meeting the above commitments, the Company will have an undivided 100% interest in the Asumura property subject to a 3.5% net smelter return, 50% of which may be purchased for US$2,000,000. 11,270 shares were issued to Hunter Dickinson as finder’s fees with respect to the Asumura property.

Location

The property is located in the southwestern part of Ghana and is divided into two parts by the Bia River. The western part of the property is within the Western Region of Ghana in the Juabeso Bia District and the eastern part is in the Brong Ahafo Region of Ghana.

Accessibility, Climate, Infrastructure and Physiography

This property is accessible from the town of Kumasi by road, the majority of which is asphalt. The last 22 miles is a laterite road. Laterite is a surface formation, found mostly in tropical areas, which is enriched in iron and aluminum. Within the property, there is a good network of laterite roads and foot trails, which provide access for the exploration crews.

Annual rainfall is between 58 inches and 78 inches and temperatures vary between 72 degrees and 97 degrees Fahrenheit with an average of about 84 degrees Fahrenheit. A major rainy season occurs from April to July followed by a minor one from September through October.

The closest town, Goaso, is about 24 miles away. It contains hotels, markets and restaurants, hospitals and medical clinics, a cell phone tower, a network of land phones connected to the Ghana Telephone system via radio, and an internet café with satellite dish.

The property itself is sparsely populated.

Land Status, Existing Agreements and Permits to Work

The Asumura property currently consists of two exploration concessions:  Fosukrom and Asumura, which together equal 279.4 sq km.  Keegan entered into an agreement with GTE minerals, an unrelated privately held Ghanaian company, which allows Keegan to acquire 100% of the private interest in the Asumura Property by performing work expenditures totaling US$1Million, deliver cash payments adding together $100,000 USD and delivering shares of Keegan totaling US$100,000 in value over a period of three years. GTE will retain a 3.5% Net Smelter Return, 50% of which may be purchased for $2 million USD by Keegan.  The Ghanaian government is also entitled to claim a 3-6% NSR after the property is converted to a mining license; a 3% has been standard in recent history.  The Ghanaian government is also entitled to participate up to 10% in the project.

The exploration license allows Keegan permission to trench and drill on the property, providing Keegan obtains a permit from the Environmental Protection Agency.  Keegan obtained its permit for 2006 in January 2006 and its permit for 2007 was received in January 2007.

Regional and Property Geology

The property is located in Southwest Ghana which is dominated by the Birmian Supergroup of metasedimentary and metavolcanic rocks with various granitoid intrusions. Within the Birmian Supergroup, northeast striking mafic metavolcanic belts are separated from intervening metasedimentary basins by major faults. The property is situated on the NW edge of the Sefwi-Bibiani Greenstone Belt along a well-defined zone of gold occurrences. It covers a 6 kilometer segment of grandiorite-metasediment contact and a 5 kilometer segment of a metavolcanic-metasediment contact.

Sampling has found gold present in stream sediments, in soils, and in rare rock rubble on the surface. Gold-in-stream sediment sampling by the Company led to the discovery and delineation of three gold-in-soil anomalies. A pilot IP study in the area found significant resistivity and chargeability anomalies coincident with the gold-in-soil anomaly. Trenching to bedrock found the bedrock to consist of iron stained phyllite with abundant secondary sericite and quartz in shear zones.

History

This property was once licensed by Anglo American, an unrelated public company. Keegan is unaware of any surface exploration that Anglo American carried out in the area.  There are no recorded mineral resources, reserves, or production from this property.  When Keegan entered into the option agreement with GTE, there were no known exploration samples of any kind taken from the property.  Zaknet, Inc.  a private Ghanaian company unrelated to Keegan, acquired a reconnaissance concession from the Ghanaian government in 2003.  They quit claimed the property to GTE Minerals in 2004 and Keegan entered into an option agreement with GTE in 2005.

Recent Activities by Keegan

Keegan initially explored the concession using stream sediment techniques.  After discovering significant stream sediment anomalies, Keegan conducted reconnaissance soil sampling in the drainages, which showed anomalous gold in the stream sediments.  Keegan subsequently used grid sampling soil techniques at approximately 100 meter line spacing and 25 meter sample spacing together with IP geophysical surveying.  The end result was the discovery of three distinct anomalies in the Twiapasi, Wagyakrom and Mangoase areas. The Twiapasi and Wagyakrom anomalies are on the southern side of a large topographic depression that hosts the Bia River and one of its major tributaries.  The Mangoase anomaly is on the north side of the trough and parallels the east north east trend. The next phase will include further soil sampling, induced polarization geophysical studies and augur drilling.

Keegan received approval from the Ghanaian government during the latter part of 2005 to convert its holdings from reconnaissance to exploration concessions. This conversion allowed exploration trenching and drilling to proceed after successful permitting from the Ghanaian Environmental Protection Agency in early 2006.

The Company began drilling at Asumura shortly after receiving the approval from the government. Keegan drilled 124 shallow (30-102 meter) reverse circulation holes and 13 core holes.  Keegan discovered from 10-30 meter widths of 0.5-1.68 g/t Au mineralization at the Wagyakrom and Mangoase anomalies.

Subsequent to the initial drilling, Keegan was able to obtain aeromagnetic geophysical data for the entire property that caused Keegan to prioritize the existing Mangoase area and to identify a new potential mineralized structure: the Bia structure, which underlies the previously described topographic depression transcending the length of the property.  This zone had not been previously explored due to alluvial cover.

In January 2007, Keegan obtained the required permit from the Ghanaian Environmental Protection Agency for the drilling it has planned in spring 2007.

Rock Formations and Mineralization of potential economic significance

The Asumura Concession is located on the major fault bounding structure on the NW edge of the Sefwi-Bibiani Greenstone Belt, a well-defined aeromagnetic feature along which many gold occurrences occur. Volcanic and granitic rocks dominate the belts, while basin sedimentary rocks occur outboard to the belt. Approximately 15 km of this tectonic-depositional boundary is contained within the Asumura Concession.

Condition and Description of Equipment, Plants and Infrastructure

There are no existing equipment, plants or infrastructure on the Asumura project.

Potential sources of power and water

The closest town, Goaso, is about 35 km away. It contains hotels, markets and restaurants, hospitals and medical clinics, a cell phone tower, a network of land phones connected to the Ghana Telephone system via radio, and high voltage, high tension power lines connected to the national power grid.

3. The Black Velvet Gold Project

The Black Velvet Gold Project is without known reserves and the work being done by Keegan is exploratory in nature. Keegan’s interest in this property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

The Company entered into an option agreement dated December 7, 2005 with Gerald Baughman and Fabiola Baughman, two individuals unrelated to Keegan, whereby the Company may acquire 100% interest in the Black Velvet Gold Project in Pershing County, Nevada.

Under the terms of the agreement, the Company will have the option to deliver cash payments of US$150,000 and 150,000 shares of the Company to the Optionors over a period of four years as follows:

Deliver cash payment of US$2,500 upon execution of the agreement; US$27,500 on December 1, 2006; US$30,000 on May 31, 2007; US$40,000 on May 31, 2008; and US$50,000 on May 31, 2009.

Issue 10,000 common shares upon Exchange approval; 20,000 common shares on May 31, 2006; 30,000 common shares on May 31, 2007; 40,000 common shares on May 1, 2008; and 50,000 common shares on May 31, 2009.

During the three month period ended 12/31/2005, the Company paid US$2,500 and issued 10,000 common shares as per the terms of the agreement. After meeting these commitments, Keegan will have an undivided 100% interest in the property.

Location

The Black Velvet Gold Project consists of two unpatented Bureau of Land Management claims located in Pershing County Nevada about 26 miles west of the town of Lovelock. It covers an area of approximately 21 acres and is accessible by highway and gravel road.

The property is wholly under the jurisdiction of the Bureau of Land Management (BLM). The regional office of the BLM responsible for permit approval on the property is located in Carson City, Nevada. To date, all necessary permits have been applied for and received.

Accessibility, Climate, Infrastructure and Physiography

The main access to the Velvet Property is State Route 399, a two lane paved road which extends northwestward 35 km from he town of Lovelock in Pershing County, Nevada. An unimproved dirt road continues south 4 km to the Velvet Property. The climate is very dry, with very little vegetation.  Rainfall averages about 20 cm per year and temperature ranges from -5 to 35 degrees Celsius with high diurnal variations. Topography is gentle; several small creeks that are dry most of the year transverse the property.

History

The earliest record of prospecting and gold mining in the Velvet District occurred prior to 1913. In 1994 Uranerz USA, a private company unrelated to Keegan, completed a exploratory drilling program of approximately 8 holes on the Velvet Property.  They received assays showing 28.7 g/t Au over a drilled width of 8 meters starting at 75 meters feet below the surface. Uranerz drilled additional holes around this intercept without having a clear indication of the potential orientation or width of the intercept.  As they did not encounter similar assays in their further holes, they abandoned the property.  The property was intermittently held by various small prospectors until 2005, when Jerry Baughman acquired the property

Recent Activities by Keegan

To date, Keegan has done no work on this property due to its current focus on its Ghana projects. As of September 30, 2006, the Company had expended $18,280 in acquisition costs and zero on exploration.

4. Esaase Gold Property

The Esaase Gold Property is without known reserves and the work being done by Keegan is exploratory in nature. Keegan’s interest in this property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

Under an agreement dated May 9, 2006 between the Company and Sammetro Co. Ltd (“Sammetro”), the Company can earn a 100% interest (subject to the Ghanian Government retaining a 10% underlying interest and NSR) in the Esaase Project located in Ghana. To earn its interest, the Company must pay US$540,000, issue 780,000 common shares, and spend US$2,250,000 in exploration on the project, all over a 4 year period, to both Sammetro and to the Esaase Liquidating Committee (the “Committee”) under the following schedule:

a)

Payment of US$100,000 by May 17, 2006 (paid);

b)

Payment of US$100,000 by June 30, 2006 which payment Sammetro will deliver to the Committee (paid);

c)

Payment of US$40,000 on the first anniversary;

d)

Payment of US$300,000 to the Committee over a four year period;

e)

Issuance of 780,000 common shares to Sammetro over a four year period;

f)

expend US$2,250,000 on exploration over a four year period.

In addition, the Company is required to pay Sammetro US$50,000 on the fourth anniversary and every anniversary thereafter until production. Upon production, the Company is required to pay US$100,000 to Sammetro and US$200,000 to the Committee.

A finder’s fee equal to 10% of the consideration paid to Sammetro is also due. To date, US$10,000 and 4,000 common shares have been issued as finder’s fees.

Location

The property is located in southwestern Ghana in the Amansi East district within the Ashanti region. The concession covers 42.32 square kilometers.

The exploration license allows Keegan permission to trench and drill on the property, providing Keegan obtains a permit from the Environmental Protection Agency.  Keegan obtained its permit for 2006 in January and is currently working on a permit for 2007.

Accessibility, Climate, Infrastructure and Physiography

The large towns closest to the concession include the District Assemby in Masno Nkwanta, located approximately 30 kilometers south and one hour by car, or the Kumasi, the regional capital, located 35 kilometers to the northeast, one hour by car. Access is from Kumasi by asphalt roads for the majority of the distance, and then via laterite roads to the town of Tetrem, which is central to the concession and the location of the exploration camp. Roads pass through the length of the concession, and access is available to all areas of the concession by way of numerous roads and trails which are also used by local farmers.

Annual rainfall is between 58 and 78 inches, and and temperatures vary between 72 degrees and 97 degrees Fahrenheit with an average of about 84 degrees Fahrenheit. A major rainy season occurs from April to July followed by a minor one from September through October. The concession is drained by the Bonte River which flows southwest. The river is bounded by steep hills which reach to a height of about 1600 feet in elevation. The area is predominately farmland, with some forest and thick brush.

Electricity is available in the 8 villages within the concession and in the exploration camp. No land line telephones are available, but several of the villages have radio phones connected to the telephone grid. Cellular phones have limited coverage in several areas of the concession, and a satellite dish is installed at the exploration camp for internet access. As the regional capital, Kumasi contains a hospital and government offices, and food and supplies are easily available.

Regional and Property Geology

The property is located in Southwest Ghana which is dominated by the Birmian Supergroup of metasedimentary and metavolcanic rocks with various granitoid intrusions. Within the Birmian Supergroup, northeast striking mafic metavolcanic belts are separated from intervening metasedimentary basins by major faults. The property is situated in the center of the Kumasi basin, equidistant between the northwest flank of the Ashanti Belt and the southeast flank of the Sefwi-Bibiani Belt. The concession contains a portion of the Asankrangwa Gold Belt, a complex northeast trending shear system. Gold mineralization in the area is hosted in Birimian metasediments and basin type granitoid.

Mineralization within the concession is known to occur in two ways. Lower grade gold occurs in strong quartz-sericite-iron oxide altered metasediments, particularly where there are well developed stockwork veins. The orientation of these broader zones is suggested to be northeast. Higher grade gold occurs in quartz veins which trend northwest and dip northeast.

History

The concession shows evidence of pre-colonial quartz vein mining, as well as adits which date from 1900 to 1939 with indigenous miners working both within the old adits and by hand on alluvial gravels, continuing to the present day.

In 1966-1967, exploration work was conducted on the Bonte river valley alluvial sediments. In 1990, a mining lease was granted to Akrokeri-Ashanti Gold Mines (“AAGM”), an unrelated Canadian public company, which was later transferred to Bonte Gold Mines, a local subsidiary of AAGM. AAGM constructed and operated an alluvial processing plant on the concession, and public records show an estimated 200,000 ounces of alluvial gold production by AAGM from the concession. Low gold prices forced AAGM to suspend production before placing Bonte Gold Mines into receivership in 2002.

Historical work on the property was largely confined to the study and production of the surface placer gold located in the Bonte River valley and little to no exploration was ever conducted on the sub-surface potential of the property.

Recent Activities by Keegan

In June 2006, Keegan announced that it had successfully completed title due diligence on the Esaase gold property in southeast Ghana and had begun a surface and underground exploration program.  Previous soil and rock sampling by the Company during technical due diligence uncovered a northeast trending mineralized bedrock fault and gold bearing lode quartz veins, which have historic shafts and adits.  There are numerous and extensive stockwork veined zones that have yet to be adequately sampled. The soils also revealed other parallel bedrock soil anomalies in more recessed terrains that have yet to be explored.

In October 2006, the Company initiated a 6,000 meter core drill program on the property. Approximately 30 holes are planned to test the 1,500 meter strike length where the Company has discovered widespread disseminated gold mineralization in its bedrock trenching program. The program is expected to take approximately three months to complete.

On December 13, 2006, the Company released the latest assay results from this ongoing drill program. Results are as follows:

Hole Number	From (m)	To (m)	Width (m)	Grade (g/t Au)

KE6005C	152	176	24	1.57
KE6006C	53	55	2	2.28
KE6006C	139	155	16	0.9
KE6006C	235	285	50	0.78
INCLUDING	239	259	20	1

KE6007C	79	89	10	4.01
INCLUDING	85	87	2	14.1
KE6007C	131	165	34	2.17
INCLUDING	145	165	20	3.23
INCLUDING	157	165	8	4.59

KE6008C	99	117	18	1.02
INCLUDING	111	115	4	2.57
KE6008C	135	139	4	1.32
KE6008C	191	193	2	3.99

KE6009C	153	155	2	3.85
KE6009C	295	307	12	1.09

KE6010C

KE6011C	3.5	9	5.5	0.9
KE6011C	67	97	30	0.59
KE6011C	149	151	2	3.45
KE6011C	165	175	10	0.53
KE6011C	309	315	6	7.28
INCLUDING	309	311	2	20.55

KE6012C	157	177	20	0.98
KE6013C	41	53	12	1.23
KE6013C	145	151	6	0.87
INCLUDING	201	215	14	4.82
INCLUDING	213	215	2	26.56
KE6014C	5	21	16	1.12
KE6014C	63	75	12	0.56
KE6014C	97	113	16	0.62
KE6014C	133	207	74	1.24
INCLUDING	133	141	8	4.16
INCLUDING	133	135	2	12.62

1. There were no significant intercepts in Hole #KE6010C

As of December 19, 2006, this program included 14 drill holes covering a strike length of 1.4 meters. Work has been suspended until January 2007 because of the holiday season.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Fiscal Years Ended 3/31/2006, and 3/31/2005 should be read in conjunction with the financial statements of Keegan and the notes thereto.

Overview

During Fiscal 2003, ended March 31st, Keegan raised no capital through the sale of shares.

During Fiscal 2004, ended March 31st, Keegan raised no capital through the sale of shares.

During Fiscal 2005, ended March 31st, Keegan raised $972,875 through the sale of shares as described earlier.

During Fiscal 2006, ended March 31st, Keegan raised $2,400,000 through the sale of shares as described earlier.

During Fiscal 2007, through December 5, 2006, Keegan raised $5,705,900 through the sales of shares and the exercise of share purchase warrants as described earlier.

During Fiscal 2005 Keegan obtained interests in mineral properties located in the United States and during Fiscal 2006, Keegan obtained interests in mineral properties located in the United States and Ghana. These events are described earlier in this document in ITEM 4.D. Property, Plant and Equipment.

Results of Operations

The Fiscal Quarter Ended 9/30/2006 vs. The Fiscal Quarter Ended 9/30/2005

During the period, the Company reported a loss of ($1,060,707) or ($0.08) per share compared to a loss of ($ 777,114 ) or ($0. 10 ) per share during the same period in the previous year, an increase in loss by $368,972. The increase in loss was primarily attributable to an increased corporate activity during the period ended September 30, 2006 as a result of various expenses incurred in connection with the property acquisitions described in ITEM 4.D. INFORMATION ON THE COMPANY, PROPERTY PLANT AND EQUIPMENT.

General and administrative expenses increased by $274,882, from $775,811 during the period ended September 30, 2005 to $1,050,693 during the period ended September 30, 2006 as a result of a significant increase in the expense categories of “travel, promotion and investor relations”. Travel, promotion and investor relations” increased to $485,730 from $70,611 in the prior like period. Keegan initiated an investor relations program during the six months ended September 30, 2006, which included participation in trade shows, advertising in Canada and meetings with stock brokers and financial analysts in Canada.

During the period, the Company recorded stock compensation expense of $201,462  for stock options granted to directors, officers and consultants.

Fiscal 2006 Ended 3/31/2006 vs. Fiscal 2005 Ended 3/31/2005

During the year, Keegan terminated the agreements to acquire an interest in both the Horse Mountain Property and the Fri Property. Consequently it wrote down $179,531 in acquisition and deferred expenditures pertaining to the Fri Property and $1,018,587 in acquisition and deferred expenditures pertaining to the Horse Mountain Property.

During the year ended March 31, 2006, Keegan reported a loss of ($2,989,019) or ($0.31) per share compared to a loss of ($629,372) or ($0.09) per share during the previous year, an increase in loss of $2,359,647.

The primary reason for the increase in the loss was the write-down of both the Horse Mountain Property and the Fri Property in the amount of $1,198,118. Other significant factors were the increase in stock based compensation in the amount of $362,241; the increase in travel and promotion in the amount of $448,103; and, the increase in consulting fees in the amount of $261,244.

The Horse Mountain and Fri properties were both written off because management decided to concentrate the majority of the Company’s efforts on its properties in Ghana and its Regent property located in Nevada. Management felt that, as a result of the results obtained from the exploration work on the Horse Mountain Property and the Fri Property, it was prudent not to expend additional funds on either one.

The increase in stock based compensation resulted from continued vesting of options granted near the end of fiscal 2005 and an additional 280,000 options granted during the fiscal year ended March 31, 2006.

Travel and promotion increased because of Keegan’s increased involvement in Ghana. In prior years, much of Keegan’s efforts were concentrated only in Canada and Nevada. The involvement of the Company in Ghana increased expenses. Promotion increased because the Company increased its level of activity in the area of keeping investors advised of corporate activities. This included attending trade shows, an increased web presence and meetings with stockbrokers, analysts and fund managers in Canada.

Consulting fees increased by $261,244 as compared to the prior fiscal year primarily due to consulting agreements entered into with the Company President and Corporate Secretary. Keegan entered into an agreement to purchase the Asumura Reconnaissance Concession on February 18, 2005. By the terms of this agreement, Keegan must complete US$1 million of exploration work by July 31, 2007; must pay US$100 thousand to the vendors by October 8, 2007; and, issue common shares to the vendor equivalent to US$100 thousand. Also, Keegan entered into an agreement to purchase the Regent Gold Silver Project located in Nevada on March 4, 2005. In the case of the Regent Gold Silver Project, the Company must complete US$3 million of exploration work by February 2010; must pay $270,000 to the vendor by February 2010 and must issue 500,000 common shares to the vendor by February 2011.

Fiscal 2005 Ended 3/31/2005 vs. Fiscal 2004 Ended 3/31/2004

During the year, Keegan entered into agreements with Hunter Dickinson Group Inc. (“HDG”), Anaconda Gold (USA) Inc. (“Anaconda”) and Barrick Gold Exploration Inc. (“Barrick”), whereby it acquired the right to earn an interest in the Horse Mountain Project in Nevada. The transactions with Anaconda and Barrick (collectively the “Acquisition”) served as Keegan’s Qualifying Transaction for the purposes of the policies of the Exchange.

During the year ended March 31, 2005, Keegan reported a loss of ($629,372) or ($0.09) per share compared to a loss of ($55,857) or ($0.01) per share during the previous year, an increase in loss of $573,515. The increase in loss was primarily attributable to various expenses incurred in the evaluation of potential businesses, due diligence in connection with Keegan’s Qualifying Transaction as well as the establishment of new corporate offices for Keegan.

Administrative expenses during the year ended March 31, 2005 were $601,137 compared to $60,638 during the same period in the previous year, an increase in expenses by $540,499. The increase in administrative expenses resulted from compensation expense of $194,961, foreign exchange loss of $31,956 and from increases in consulting fees by $111,060, office, rent and administration by $72,679, professional fees by $64,693, regulatory fees by $14,054, transfer agent fees by $34,687 and travel and promotion by $42,102.

In 2004, Keegan adopted a prospective application for stock based compensation whereby it accounts for awards to employees and consultants based on the fair value method. As a result, during the year, Keegan recorded compensation expense of $194,961 for stock options granted to directors and consultants.

The increase in consulting fees by $111,160 during the year was a result of various consulting agreements entered into by Keegan, its President & CEO, Corporate Secretary and consultants performing investor relations services. In addition, Keegan paid fees to various parties in connection with the acquisition of its interests in resource properties.

The increase in office, rent and administration by $72,679 was a result of Keegan’s signing of a lease agreement for its office premises for $3,767 per month, hiring of a temporary administrative staff, website development, office and computers set up and maintenance and other expenses such as printing, supplies and insurance.

The increase in professional fees by $64,693 was a result of increased legal and accounting services required in connection with Keegan’s Qualifying Transaction.

The increase in travel and promotion by $42,102 was a result of various mining conferences and road shows as well as various travels by Keegan’s directors who are based in Nevada to Vancouver. In addition, Keegan’s consultants incurred travel expenses during the evaluation of the resource properties located in Nevada.

Transfer agent and shareholder information expenses increased by $34,687 as a result of insurance purchased by Keegan in the amount of $19,000 in connection with its Filing Statement for its Qualifying Transaction, corporate profiles created for shareholder information and an increase in transfer fees due to increased shareholder activity.

Regulatory fees increased by $14,054 due to various fees paid to the Exchange for private placements, NEX maintenance, stock option plan, name change, etc. and for the Company’s Qualifying Transaction.

Fiscal 2004 Ended 3/31/2004 vs. Fiscal 2003 Ended 3/31/2003

Keegan had no income from operations during the fiscal years ended 3/31/2004 and 3/31/2003.

During the year-ended March 31, 2004, the Company reported a loss of ($55,857) or ($0.01) per share compared to a loss of ($31,563) or ($0.01) per share during the year ended March 31, 2003, an increase in loss by $24,294. The increase in loss was primarily attributable to additional administrative and general expenses incurred in connection with the Company’s intent to complete a “qualifying transaction” during the year. This effort consisted of searching for and examining potential property transactions. Administrative expenses during the period ended March 31, 2004 were $60,638 compared to $41,932 during the same period in the previous year, an increase in expenses by $18,706. The increase in administrative expenses resulted from an increase in professional fees by $14,813, promotion and entertainment by $1,745, regulatory fees by $1,615 and transfer agent fees by $2,857.

The only activities that Keegan was involved in during the year ended March 31, 2004 consisted of efforts to complete a “qualifying transaction”. These efforts involved entering into two option agreements to purchase an interest in mineral properties. Upon completing the examination of these properties, Keegan cancelled each one because management, after examination work, felt that neither property contained the economic potential required by the Company.

Fiscal 2003 Ended 3/31/2003 vs. Fiscal 2002 Ended 3/31/2002

Keegan had no income from operations during the fiscal years ended 3/31/2003 and 3/31/2002.

During the year-ended March 31, 2003, the Company reported a loss of ($31,563) or ($0.01) per share compared to a loss of ($22,082) or ($0.01) per share during the year ended March 31, 2002, an increase in loss by $9,481. The increase in loss was primarily attributable to additional administrative and general expenses incurred in connection with the Company’s intent to complete a “qualifying transaction” during the year. This effort consisted of searching for and examining potential property transactions. Administrative expenses during the period ended March 31, 2003 were $41,932 compared to $28,094 during the same period in the previous fiscal year, an increase in expenses by $13,838. The increase in administrative expenses resulted from an increase in professional fees by $7,245 and office, rent and administration in the amount of $7,502. Other expenses were minimal and essentially the same in both fiscal years.

The only activities that Keegan was involved in during the year ended March 31, 2003 consisted of efforts to complete a “qualifying transaction”. These efforts involved entering into two option agreements to purchase an interest in mineral properties. Upon completing the examination of these properties, Keegan cancelled each one because management, after examination work, felt that neither property contained the economic potential required by the Company.

Liquidity and Capital Resources

The Six Months Ended 9/30/2006

Cash and cash equivalents of the Company are all held in Canadian dollars.

The Company reported virtually no working capital ($39) at September 30 2006 compared to a working capital deficit of ($605K) at September 30, 2005.

Subsequent to the end of this fiscal period, the Company completed a private placement, as described in ITEM 4. INFORMATION ON THE COMPANY, Financings, which provided capital in the amount of $3,600,000. As disclosed earlier, Keegan has share purchase options and share purchase warrants outstanding that, if exercised, would result in the Company receiving an additional $6,917,335. There is no guarantee that these share purchase options and share purchase warrants will be exercised.

Management believes that its current working capital position, which includes the proceeds of the recent financing, is sufficient to complete its operations through the end of Fiscal 2007, ending March 31st. If a portion of the share purchase options or share purchase warrants are not exercised, Keegan will have to attempt to raise additional funds through additional private placements.

The following shows the Company's contractual obligations:

Contractual Obligations	Total	1 – 3 Years	4 – 5 Years	After 5 Years

Lease commitments (1)	$163,508	$150,621	$12,887	Nil

(1)

The Company has entered into lease agreements for its corporate office premises.

Net changes in non-cash working capital balances utilized $184,399 of cash for the six months ended September 30, 2006, increasing cash utilized in operating activities to $1,038,533. During the prior period, net changes in non-cash working capital balances utilized $12,951 of cash, increasing cash utilized in operating activities to $253,067.

During the period, the Company utilized $285,194 of its cash for resource property acquisition payments pursuant to agreements, utilized $1,575,781 of its cash for deferred exploration and $15,978 for an equipment purchase and for leasehold improvements. During the same period in the previous year, the Company utilized $177,592 of its cash for resource property acquisition payments pursuant to agreements and $664,351 for deferred exploration expenses.

During the period, the Company generated an aggregate cash of $2,105,900 for the exercise of 1,953,750 warrants at $1.00 per share and 179,000 warrants at $0.85 per share.

The other sources of funds potentially available to the Company are through the exercise of outstanding 526,250 share purchase warrants at a price of $1.00 per share which expire October 13, 2007; 1,000,000 share purchase warrants at $2.40 per share which expire May 2, 2008; and, 460,100 share purchase warrants at $0.85 which expire on January 31, 2007. Keegan also has 1,145,000 stock options at $0.92 per share which expire February 3, 2010, 220,000 options at $1.16 per share which expire November 22, 2010 and 60,000 options at $2.48 per share which expire February 2, 2011. There can be no assurance, whatsoever, that any of these outstanding exercisable securities will be exercised.

Fiscal 2006 Ended 3/31/2006

The Company reported working capital of $625,226 at March 31, 2006 compared to working capital of $664,231 at March 31, 2005, representing an increase in working capital by $39,005. As at March 31, 2006, the Company had net cash on hand of $838,809 compared to $674,917 at March 31, 2005. Financing for the Company’s operations was funded primarily from non-brokered private placements carried out during the period of 3,000,000 units at $0.80 per unit for gross proceeds of $2,400,000 and $858,205 from the exercise of share purchase warrants and share purchase options.

Current assets excluding cash at March 31, 2006 increased by $8,699, from $38,227 at March 31, 2005 to $46,926 at March 31, 2006. The increase in current assets is attributable to an increase in prepaid expenses by $13,337. Current liabilities as at March 31, 2006, which mainly consisted of accounts payable and accrued liabilities, increased by $211,596. This increase resulted from outstanding payables to various exploration vendors.

Changes in non-cash working capital balances were $202,897 of cash for the fiscal year ended March 31, 2006, decreasing cash utilized in operating activities to $1,020,466. During the prior period, net changes in non-cash working capital balances were only $694, decreasing cash utilized in operating activities to $428,007.

During the period, the Company utilized an aggregate of $180,471 of its cash to acquire various interests in resource properties, utilized $1,718,723 for deferred exploration and $1,816 to purchase equipment. These expenditures are disclosed in Item 4.D. Property, Plant and Equipment.

During the period, the Company generated cash of $745,505 from the exercise of 785,300 warrants at a price of $0.85 and $1.00 per share. The Company also raised $2,400,000 from a non-brokered private placement of up to 3,000,000 units of the Company at a price of $0.80 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant, entitling the holder to purchase within two years one additional common share of the Company at a price of $1 per share. The warrants will be subject to an acceleration clause whereby if the shares of the Company trade above $2 for a period of 10 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company. The Company paid an aggregate of $160,000 to various finders and regulatory fees of $12,838 for this private placement. In addition, an aggregate of 104,000 brokers’ warrants were granted on the same terms as the private placement warrants. The Company also realized $112,700 from the exercise of 122,500 share purchase options.

The other sources of funds potentially available to the Company are through the exercise of outstanding 2,584,000 share purchase warrants at a price of $1.00 per share which expire October 13, 2007, 639,100 share purchase warrants at $0.85 per share which expire January 31, 2007, 1,145,000 options at $1.16 per share which expire November 22, 2010 and 60,000 options exercisable at $2.48 per share expiring on February 2, 2011. There can be no assurance, whatsoever, that any of these outstanding exercisable securities will be exercised.

Financing for the Company’s operations was funded primarily from various share issuances through private placements and exercise of warrants. The Company has and may continue to have capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has been successful in raising the above funds, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future. The Company has just recently acquired interests in resource properties and its overall success will be affected by its current or future business activities.

The Company is in the process of acquiring and exploring its interests in resource properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of expenditures incurred to earn an interest in these resource properties are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the resource properties.

Fiscal 2005 ended 3/31/2005

As at 3/31/2005, Keegan had working capital of $664,231 as compared to working capital of $413,667 at 3/31/2004. The increase in working capital of $250,564 was due to the financing which occurred during Fiscal 2005 as described above in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS. Cash and cash equivalents of $674,917 represented the majority of the current asset position at 3/31/2005 and the current liabilities of $48,913 were simply debts incurred in the normal course of business such as monthly rent, current amounts owing for property investigation costs, regulatory and filing fees and travel. None of these liability accounts were past due and were paid as agreed.

Cash used for Operating Activities during the year ended 3/31/2005 was ($428,007) including the net loss for the fiscal year of ($629,372). The adjustments in the category of items not affecting cash for the fiscal year were amortization in the amount of $5,710 and stock based compensation in the amount of $194,961.

The amortization was attributed to furniture and equipment, computers and leasehold improvements. The basis for the furniture and equipment and the computers was on the declining balance and the basis on the leasehold improvements was on a straight-line basis. The furniture and equipment is amortized at 20%, the computers are amortized at 30% and the leasehold improvements are amortized for the term of the lease.

The stock based compensation was related to the stock options, which were granted to directors and consultants of the Company.

Effective January 1, 2003 the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3870, Stock-based compensation and other stock-based payments, released in November 2003, whereby it will be expensing all stock-based compensation awards, made or altered on or after January 1, 2003, on a prospective basis. The standard requires that all new or altered stock based awards provided to employees and non-employees are measured and recognized using a fair value based method. Fair values are determined using the Black-Scholes option pricing model. Any consideration paid by employees on the exercise of the options is credited to share capital.

The Company granted 1,348,000 stock options to directors and employees during the year ended 3/31/2005. During the fiscal year ended 3/31/2004, Keegan cancelled 363,333 stock options, which had been granted to former directors and officers of the Company. These options were cancelled because these individuals were no longer associated with the Company.

Cash Used for Investing Activities during the year ended 3/31/2005 totaled ($285,410) which consisted of expenditures on Keegan ’s mineral properties, and the purchase of furniture, equipment and leasehold improvements. The expenditures associated with the mineral properties are described in ITEM 4.B BUSINESS OVERVIEW; ITEM 4.D, PROPERTY PLANT AND EQUIPMENT and ITEM 5, OPERATING AND FINANCIAL REVIEW AND PROSPECTS (Results of Operations, Fiscal 2004, Ended 3/31/2005 vs. Fiscal 2004, Ended 3/31/2004).

Cash Provided by Financing Activities during Fiscal 2005 was $964,675 and consisted of the cash received for the issuance of common shares as described in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS.

US GAAP Reconciliation

These consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) conform to those generally accepted in the United States (“U.S. GAAP”), in all material respects, except as noted below:

Reconciliation of losses reported to U.S. GAAP

	2006	2005	2004

Net loss as reported in accordance with Canadian Gaap	($2,989,019)	($629,372)	($55,857)
Adjustments:
Resource property costs expensed	($1,106,195)	($31,155)	N/A
Net loss under U.S. GAAP	($4,095,214)	($660,527)	($55,857)
Net loss per share under U.S. GAAP	($0.43)	($0.10)	($0.01)

Stock-based compensation – The Company records compensation expense for U.S. GAAP purposes following the fair value method of accounting for stock options issued to employees. The Company uses the Black-Scholes option-pricing model to value its stock options as described in Note 5 to the audited financial statements for the fiscal year ended March 31, 2006.

Net earnings per share and escrow shares – Under U.S. GAAP, performance-based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding. The Company's escrow shares are not performance-based and therefore no adjustments have been made to the calculation of earnings per share.

On August 4, 2004, the Company entered into an escrow agreement with certain of its shareholders in respect of their 150,000 shares. The shares are being released from escrow as to 10% on final Exchange approval and the balance on a pro-rata basis at 15% semi-annually, with the final release scheduled for February 12, 2007. As of March 31, 2006, there were 90,000 shares still held in escrow.

Resource properties –  Under Canadian GAAP, acquisition and exploration costs are capitalized. Under U.S. GAAP, costs are expensed as incurred unless commercial feasibility is established.

Under U.S. GAAP, resource properties are reviewed by management for impairment whenever circumstances change which could indicate that the carrying amount of these assets may not be recoverable. Such review has not been completed, as there are no capitalized properties for U.S. GAAP purposes.

Reconciliation of total assets, liabilities and shareholder equity to U.S. GAAP:

	2006	2005

Total assets under Canadian GAAP	$2,372,212	$1,288,330
Adjustment to U.S. GAAP	($1,106,195)	($31,155)
Total assets under U.S. GAAP	$1,266,016	$1,257,175
Total liabilities under Canadian GAAP	$260,509	$48,913
Total shareholders’ equity under Canadian GAAP	$2,111,703	$1,239,417
Adjustments:
Resource property costs expenses	($1,106,195)	($31,155)
Total equity (deficiency) under U.S. GAAP	1,005,508	$1,208,262
Total equity (deficiency) and liabilities under U.S. GAAP	$1,266,017	$1,257,175

Reconciliation of consolidated statements of cash flows to U.S. GAAP

	2006	2005	2004
Cash provided by (used in) operations under Canadian GAAP:

Net loss as reported in accordance with Canadian GAAP	($2,989,019)	($629,372)	($55,857)
Adjustments:
Resource property costs expenses	($1,106,195)	($31,155)	-
	($4,095,214)	$660,527)	($55,587)

Add (deduct) items not involving cash
Amortization	$10,336	%5,710	-
Stock-based compensation	$557,202	$194,961	-
Write-off interest in resource properties	$585,591	-	-
Acquisition of resource properties	($180,471)	($202,595)
Changes in non-cash working capital bal.	$202,897	$694	$22,491

Cash used in operations under U.S. GAAP	($2,919,659)	($661,757)	($33,366)

Cash provided by (used in) financing activities under Canadian & U.S. GAAP

Shares issued	$3,085,367	$964,675	Nil

Cash provided by (used in) investing activities under Canadian GAAP
Purchase of property & equipment	($1,816)	($51,660)	-
Increase in resource properties	($1,899,194)	($233,750)	-
Adjustment to U.S. GAAP	$1,899,194	$233,750	-
Cash used in investing activities under U.S. GAAP	($1,816)	($51,660)	-

Under U.S. GAAP, the Company must provide a reconciliation of the numerators and denominators of basic and diluted earnings per share:

Numerator
Net loss under U.S. GAAP	($4,095,214)	($660,527)	($55,857)

Denominator
Weighted average number of common shares outstanding	9,601,522	6,648,223	4,590,115
Basic & diluted net earnings (loss) per share	($0.43)	($0.10)	($0.01)

Diluted net loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. As of March 31, 2006, the Company had 1,425,000 (2005 – 1,348,000; 2004 – 100,000) stock options outstanding and 3,223,100 (2005 – 904,400; 2004 – nil) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been anti-dilutive.

Recent pronouncements:

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying consolidated financial statements.

5.E.  Off-Balance Sheet Arrangements.

The Company has no Off-Balance Sheet Arrangements.

5.F.  Tabular disclosure of contractual obligations.

The following shows the Company's contractual obligations:

Contractual Obligations	Total	1 – 3 Years	4 – 5 Years	After 5 Years

Lease commitments (1)	$163,508	$150,621	$12,887	Nil

(1)

The Company has entered into lease agreements for its corporate office premises.

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, we evaluate our estimates and assumptions.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

These critical accounting policies include:

Resource Properties and Deferred Exploration Costs

The Company accounts for mineral property costs in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, “Property, plant and equipment” (“CICA 3061”), and abstract EIC-126, “Accounting by Mining Enterprises for Exploration Costs” (“EIC-126”) of the Emerging Issues Committee. CICA 3061 provides for the capitalization of the acquisition and exploration costs of a mineral property where such costs are considered to have the characteristics of property, plant and equipment.

EIC-126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

Mineral property costs include initial acquisition costs and related option payments, which are recorded when paid. Exploration and development costs are capitalized until properties are brought into production, when costs are amortized on a unit-of-production basis over economically recoverable reserves. Option payments are credited against mineral property costs when received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.  No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

CICA 3061 also provides that property, plant and equipment be written down when the long-term expectation is that the net carrying amount will not be recovered. EIC-126 states that a mining enterprise which has not objectively established mineral reserves and therefore does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired. However, EIC-126 references certain conditions that should be considered in determining subsequent write-downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write-down of capitalized costs is required. When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

Accounting standards subsequently issued by the CICA dealing with Intangible Assets (CICA 1581 and CICA 3062) include reference to “Use rights such as drilling, water, air, mineral, timber cutting, and route authorities” as examples of intangible assets. CICA 3062 also states, inter alia, that intangible assets should be amortized over their useful life and tested for impairment. Management has reviewed this potential reporting conflict with the previously issued standards and is of the opinion that it is appropriately accounting for its mineral properties as having the characteristics of property, plant and equipment.

Asset Retirement Obligations

Effective April 1, 2004, the Company adopted the CICA Handbook Section 3110, “Asset Retirement Obligations” (“HB 3110”). HB 3110 requires that the fair value of a liability for an asset retirement obligation, such as site reclamation costs, be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. The obligations recognized are statutory, contractual or legal obligations.  The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, amortization and accretion expense.  The costs capitalized to the related assets are amortized in a manner consistent with the depletion and amortization of the related asset.

As of March 31, 2006, the Company has determined that it does not have material obligations for asset retirement obligations. Accordingly, adoption of HB 3110 had no impact on the consolidated financial statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

1/25/2007

Name	Position	Age	Date of First Election Or Appointment

Daniel T. McCoy	President & Director	45	11/25/2004
Tony M. Ricci (1)	Director and Chief Financial Officer	43	11/21/2005
Richard J. Haslinger	Director	41	05/11/2004
Robert J. McLeod (1)	Director	35	02/03/2005
Gordon J. Fretwell (1)	Director	53	02/24/2004
Michael Bebek	Corporate Secretary	30	12/01/2005

(1)

Member of Audit Committee

Daniel T. McCoy is the President and a Director of Keegan.

Mr. McCoy obtained a B.S. and Ph.D in Geology from the University of Alaska and has over 22 years of work experience in the mineral exploration sector. Before being named President of Keegan, he was Senior Geologist from Placer Dome where he coordinated acquisitions and field programs for Placer’s Nevada generative exploration office and coordinator of acquisition and exploration projects in Alaska and Canada. From 1992 to 1995, he was a teaching and research associate at the University of Alaska, Fairbanks, and also served as a contract geologist for other major metals companies throughout the United States. His recent employment history is disclosed in the following table:

Position	From	Until
Placer Dome, Senior Geologists	January 1997	November 2004
Keegan Resources, President and Director	November 2004	Present

Dr. McCoy spends 100% of his time on the affairs of Keegan.

Tony M. Ricci is a Director and the Chief Financial Officer of Keegan.
Mr. Ricci is a chartered accountant who received his designation as a CA (Chartered Accountant) in 1994 and spent 100% of his time in private practice from that time through August of 2005. His recent employment history is disclosed in the following table:

Position	From	Until
Self-employed consultant	1994	Present
CFO and Director, Norsement Mining Inc.	August 2005	Present
CFO and Director Keegan Resources	November 2005	Present
CFO, Alma Resources Ltd.	April 2006	Present
CFO and Secretary Altair Ventures	January 2006	Present
CFO, Petaquilla Minerals	November 2006	Present

Mr. Ricci spends 15% of his time on the affairs of Keegan.

Richard J. Haslinger is a Director of Keegan. Mr. Haslinger received a Bachelor of Applied Science degree in Geological Engineering from the University of British Columbia in 1986 and is a registered professional geological engineer with over 20 years of experience in the mineral exploration industry. During the last 15 years Richard has managed numerous multi-disciplinary exploration and deposit delineation projects at sites ranging from Alaska to South Africa. In his role with Keegan he provides exploration guidance and drill program management. Mr. Haslinger’s recent employment history is disclosed in the following table:

Position	From	Until
Site Manager and Project Coordinator, The Hunter Dickenson Mining Group	January 1993	April 2006
Keegan, Director	May 2006	Present

Mr. Haslinger devotes 100% of his time to the affairs of Keegan.

Robert J. McLeod is a Director of Keegan.

Mr. McLeod is the VP of Exploration and a director of Full Metal Minerals Ltd. He has over 12 years of experience in mining and exploration, working for a variety of major and junior mining companies. Technical skills include advanced GIS and 3D geologic modeling, grade-block modeling and resource calculation, mine design and geostatistics, lithogeochemical and structural studies, as well as project generation and property evaluation. His exploration strategy is a multi-tier approach including: conceptual geologic and project generation, early-stage project advancement focusing on discovery, and advancing mid-stage projects towards feasibility. As an exploration geologist and project manager at Miramar’s Hope Bay project, he was part of the team that discovered the Naartok deposit, as well as expanding and delineating the Boston and Doris deposits. He was previously VP of Exploration for Atna Resources Ltd, where he helped assemble a portfolio of gold properties in Nevada. Mr. McLeod obtained his Bachelor of Science Degree, majoring in Economic Geology from UBC in 1993 and graduated from Queen’s University’s, Master’s in Geology, Mineral Exploration Program in 1998. He is a Fellow of the Society of Economic Geologists, member of the Association of Professional Engineers and Geoscientists of BC, Prospectors and Developers Association of Canada, Alaska Miners Association and the BC & Yukon Chamber of Mines. Mr. McLeod’s recent employment history is disclosed in the following table:

Position	From	Until
Miramar Mining, Project Manager	January 2000	January 2003
Atna Resources, Vice President	January 2003	January 2004
Keegan, Vice President	January 2004	Present

Mr. McLeod devotes 10% of his time to the affairs of Keegan.

Gordon J. Fretwell is a Director of Keegan.

Mr. Fretwell holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with a Bachelor of law degree. Mr. Fretwell has, since 1991, been a self-employed solicitor in Vancouver practicing primarily in the areas of corporate and securities law. He currently serves on the board or is an officer of several public companies engaged in mineral exploration including Bell Resources Corporation, Copper Ridge Exploration Inc., Continental Minerals Corporation, Rockwell Ventures Inc., Grandcru Resources Corp., Pine Valley Mining Corp., Quartz Mountain Resources Ltd., and Icon Industries Ltd.

Mr. Fretwell devotes 10% of  is time to the affairs of Keegan.

Michael Bebek has the Corporate Secretary of Keegan since December of 2005. Mr. Bebek’s recent employment history is disclosed in the following table:

Position	From	Until
Self-employed computer consultant	January 2001	April 2004
Enwin Resources Inc., President and Director	June 2002	Present
Keegan, Investor Relations	March 2004	December 2005
Keegan, Corporate Secretary	December 2005	Present

Mr. Bebek devotes 100% of his time to the affairs of Keegan.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended 3/31/2005 was CDN$50,951 in consulting fees and CDN$71,159 in professional fees paid to directors and officers of the Company.

Table No. 7

Officer and Director Compensation

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NEO Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/ SAR’s Granted (#)	Shares/ Units Subject to Resale Restrictions ($)	LTIP Pay- outs ($)	All Other Compen-sation ($)
Daniel T. McCoy	2006 2005 2004	95,180 33,335 Nil	Nil 20,000 Nil	17,127 Nil Nil	Nil 350,000 Nil	Nil Nil	Nil Nil Nil	Nil 33,919 6,361
Tony M. Ricci	2006	N/A	N/A	N/A	75,000	N/A	N/A	35,895
Richard J. Haslinger	2006 2005 2004	Nil	Nil	Nil	40,000	Nil	Nil	11,625
Robert J. McLeod	2005 2004 2003	Nil	Nil	Nil	70,000	Nil	Nil	Nil
Gordon J. Fretwell	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 200,000 Nil	Nil Nil Nil	Nil Nil Nil	$39,443 71,159 5,394

Table No. 8

Stock Option Grants in Fiscal 2006 and Fiscal 2007 to 11/21/2006

Name	Number of Options Granted	% Of Total Options Granted on	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant
Tony Ricci	75,000	34%	$1.16	11/21/05	11/21/10	$1.16
	25,000	2%	$2.44	11/10/06	11/10/11	$2.44

Michael Bebek	25,000	11%	$1.16	11/21/05	11/21/10	$1.16
	50,000	4%	$2.44	11/10/06	11/10/11	$2.44

Richard Haslinger	40,000	67%	$2.48	02/02/06	04/02/11	$2.48
	125,000	10%	$2.44	11/10/06	11/10/11	$2.44

Dan McCoy	225,000	18%	$2.44	11/10/06	11/10/11	$2.44

Gordon Fretwell	25,000	2%	$2.44	11/10/06	11/10/11	$2.44

Consultant	20,000	33%	$2.48	02/02/06	04/02/11	$2.48
Consultant	120,000		$1.16	11/21/05	11/21/10	$1.16
Consultants	730,000	63%	$2.44	11/10/06	11/10/11	$2.44
Consultant	100,000	100%	$2.48	12/20/06	12/20/11	$3.22

The following table gives certain information concerning stock option exercises during Fiscal 2006 by our Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 9

Aggregated Stock Options Exercises in Fiscal 2006

Fiscal Yearend Unexercised Stock Options

Fiscal Yearend Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable
Dan McCoy	91,685	$151,415	258,315	$774,945

Director Compensation.  Keegan had no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of Keegan  other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options.  Keegan may grant stock options to Directors, Senior Management and employees. Stock options have been granted and 60,000 were exercised during Fiscal 2006 and thru 9/30/2006. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration.  Keegan had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of Keegan  in Fiscal 2004 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., Keegan  had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to Keegan 's Directors or Senior Management.

Pension/Retirement Benefits.  No funds were set aside or accrued by Keegan  during Fiscal 2004 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.

--- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

Keegan  has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of Keegan  and reviews with the independent auditors the scope and results of Keegan ’s audits, Keegan ’s internal accounting controls, and the professional services furnished by the independent auditors to Keegan .  The current members of the Audit Committee are: Tony Ricci, Rob McLeod, and Gord Fretwell.  The Audit Committee met twice during the year ended 3/31/2006.

6.D.  Employees

As of 3/31/2006, Keegan had 4 employees and independent contractors, excluding the Senior Management.

6.E.  Share Ownership

Table No. 10 lists, as of 3/31/2006, Directors and Senior Management who beneficially own Keegan's voting securities, consisting solely of common shares, and the amount of Keegan's voting securities owned by the Directors and Senior Management as a group.

Table No. 10

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner		Amount and Nature of Beneficial Ownership	Percent of Class

Common	Daniel T. McCoy	(1)	519,313	3.1%
Common	Tony M. Ricci	(2)	100,000	1.0%
Common	Richard J. Haslinger	(3)	315,000	1.9%
Common	Robert J. McLeod	(4)	146,000	1.0%
Common	Gordon J. Fretwell	(5)	327,500	2.0%
Common	Michael Bebek	(6)	150,000	1.0%
	Total Directors/Management 5% Holders		1,557,813	10.0%

(1)

Of these shares, 483,313 are represented by currently exercisable share purchase options and 0 are represented by currently exercisable share purchase warrants.

(2)

Of these shares, 100,000; are represented by currently exercisable share purchase options and 0 are represented by currently exercisable share purchase warrants.

(3)

Of these shares, 235,000 are represented by currently exercisable share purchase options and 0 are represented by currently exercisable share purchase warrants.

(4)

Of these shares, 125,000 are represented by currently exercisable share purchase options; and 0 are represented by currently exercisable share purchase warrants.

(5)

Of these shares, 225,000 are represented by currently exercisable share purchase options and 0 are represented by currently exercisable share purchase warrants.

(6)

Of these shares, 150,000 are represented by currently exercisable share purchase options and 0 are represented by currently exercisable share purchase warrants.

# Based on 16,114,871 shares outstanding as of 1/25/2007

Stock Options

The terms of incentive options grantable by Keegan are done in accordance with the rules and policies of the TSX Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  Keegan  adopted a formal written stock option plan (the "Plan") on 6/22/2004. At the Annual Meeting held on September 29, 2006, Shareholders approved revisions to the Company’s Stock Option Plan.

The principal purposes of Keegan ’s Plan is to give Eligible Persons, as additional compensation, the opportunity to participate in the success of the Company. Eligible Persons include Directors, Officers, Employees, Consultants, Consultant Companies, or Management Company Employees.

The Plan provides that the aggregate number of shares of Keegan, which may be issued and sold under the Plan, is 2,774,683. All optionees under the Plan in aggregate shall not exceed 20% of the currently issued and outstanding share capital. Options granted to Insiders as a group may not exceed 20% of the issued shares, and to any one individual may not exceed 5% of the issued shares on a yearly basis, and 2% of the issued shares on a yearly basis if the optionee is engaged in investor relations activities or is a consultant, on a non-diluted basis.

Options granted under the Plan will be exercisable over periods of up to five years as determined by the board of directors of the Company. The price of each option shall be at a price not less than the Market Price prevailing on the date the option is granted less applicable discount, if any, permitted by the policies of the Exchanges and approved by the Board. The Directors, subject to the policies of the Exchange, may determine and impose terms upon which each option shall become vested. Current policies of the TSX Venture Exchange provide that minimum vesting requirements shall be 25% of the option upon TSX Venture Exchange approval and a further 12 ½% every quarter thereafter. The Directors have adopted this vesting schedule.

If an optionee ceases to be an Eligible Person under the Plan, his or her vested options will be exercisable as follows:

a)

Death or Disability: the earlier of 365 days after the date of death or disability or the Expiry Date.

b)

Termination for Cause: Cancelled as of the date of termination.

c)

Early Retirement, Voluntary Resignation or Termination Other than for Cause: The earlier of the Expiry Date or 90 datys (30 days if the Optionee was engaged in Investor Relations Activities) after the Optionee ceases to be an Eligible Person.

In the event of a bonafide Take-Over Bid where the offeror becomes a control person of the Company, all Option Shares will become vested and the option may be exercised in whole or in part by the Optionee to permit the Optionee to tender the Option Shares received in such exercise pursuant to the offer. If the Take-Over offer is not completed within the time specified, or all of the Option Shares tendered by the Optionee pursuant to the offer are not taken up or paid for by the offeror, then the option shares received upon the exercise may be returned by the Optionee to the Company and reinstated as authorized but unissued shares. In respect to such returned shares, the Option shall be reinstated as if it had not been exercised and the terms upon which such Option Shares were to become vested shall be reinstated and the Company shall refund the exercise price to the Optionee.

The names and titles of the Directors/Executive Officers of Keegan  to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 11 as of 12/5/06, as well as the number of options granted to Directors and independent contractors.

Table No.l1

Stock Options Outstanding

Name	Number of Options Granted or Remaining	Exercise Price per Share	Grant Date	Expiration Date

Officers/Directors
Dan McCoy	258,313	0.92	Feb/03/05	Feb/03/2010
	225,000	2.44	Nov/10/06	Nov/10/2011

Gord Fretwell	200,000	0.92	Feb/03/05	Feb/03/2010
	25,000	2.44	Nov/10/06	Nov/10/2011

Rob McLeod	70,000	0.92	Feb/03/05	Feb/03/2010
	50,000	2.44	Nov/10/06	Nov/10/2011

Richard Haslinger	70,000	0.92	Feb/03/05	Feb/03/2010
	40,000	2.48	Feb/02/06	Feb/02/2011
	125,000	2.44	Nov/10/06	Nov/10/2011

Michael Bebek	75,000	0.92	Feb/03/05	Feb/03/2010
	50,000	2.44	Nov/10/06	Nov/10/2011
	25,000	1.16	Nov/22/05	Nov/22/2010

Tony Ricci	75,000	1.16	Nov/22/05	Nov/22/2010
	25,000	2.44	Nov/10/06	Nov/10/2011

Consultants

Ivan Bebek Shawn Wallace	200,000 225,000 200,000	0.92 2.44 0.92	Feb/03/05 Nov/10/06 Feb/03/05	Feb/03/2010 Nov/10/2011 Feb/03/2010
	225,000	2.44	Nov/10/06	Nov/10/2011
John Eren	120,000	1.16	Nov/22/05	Nov/22/2010
	30,000	2.44	Nov/10/06	Nov/10/2011

John Allotey	25,000	2.44	Nov/10/06	Nov/10/2011

Jim Slayton	50,000	2.44	Nov/10/06	Nov/10/2011

Vincent Dzakpasu	25,000	2.44	Nov/10/06	Nov/10/2011

O&M Partners	75,000	2.44	Nov/10/06	Nov/10/2011

Eric Ewen	75,000	2.44	Nov/10/06	Nov/10/2011

Jim Slayton	20,000	2.48	Feb/02/06	Feb/02/2011

Scott Price	40,000	0.92	Feb/03/05	Feb/03/2010

Roman Shlanka	100,000	$2.48	Dec/20/06	Dec/20/2011

Total Officers/Directors	1,313,315
Total Consultants	1,410,000

Total Outstanding	2,723,315

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 10.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---

7.A.1.c.  Different Voting Rights.  Keegan ’s major shareholders do not have different voting rights.

7.A.2.  Share Ownership.

On 9/26/2006, Keegan’s shareholders’ list showed 14,411,168 common shares outstanding and 17 registered shareholders.  Of these shareholders 9 are located in Canada; 5 are located in the United States and 3 are located elsewhere. The Canadian shareholders own 14,114,871 common shares; the U.S. shareholders own 249,000 common shares; and, the other shareholders own 47,297 common shares.

7.A.3.  Control of the Company  Keegan  is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  Keegan  is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements

---No Disclosure Necessary---

7.B.  Related Party Transactions

Included in professional fees is $39,443 (2005 – $71,159) paid or accrued for legal fees to a company controlled by Gordon Fretwell a director and officer of the Company and $35,895 (2005 – $nil) for accounting fees to a company controlled by Tony Ricci, a director and officer of the Company.

Included in consulting fees, wages and benefits is $17,005 (2005: $Nil) paid or accrued for consulting fees paid to Michael Bebek, an officer of the Company.

The Company has entered into a consulting agreement with Dan McCoy, a director and officer of the Company in the amount of US$6,667 per month plus benefits. During the year ended March 31, 2006, the Company paid consulting fees and benefits of $112,307 (2005 – $45,118) under this agreement.

The Company has entered into a consulting agreement with Stacey Bligh, a former officer of the Company in the amount of CAD$3,333 per month. During the year ended March 31, 2006, the Company paid consulting fees of $15,000 (2005 – $5,833) under this agreement.

During the year ended March 31, 2006, the Company paid or accrued $11,625 (2005 - $nil) for deferred exploration costs to Richard Haslinger, a director of the Company.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities is $32,424 (2005 - $23,183) owing to Richard Haslinger a director of the Company and a company controlled by Tony Ricci, a director and officer of the Company. The prior year balance was owed to Dan McCoy, an officer and director of the Company and to a company controlled by Gordon Fretwell, also an officer and director of the Company.

During the year ended March 31, 2006, the Company issued 60,000 common shares (2005 – nil) to Dan McCoy, a director and officer of the Company pursuant to the exercise of options at $0.92 per share for total proceeds of $55,200.

Management believes that all of these transactions were on terms at least as favorable to Keegan as could have been obtained from unaffiliated third parties.

Accounting Fees

Keegan  paid accounting fees of $35,895 (2005 – nil, 2004 – nil) to Tony M. Ricci, Inc., a chartered accounting firm.

As Tony Ricci did not become related party until Nov 21, 2005 there are no related party accounting fees for the yrs ended Mar 31, 2005, 2004 or 2003

Indirect Payments

See Item 7.B Related Party Transactions

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

There is no money owing to members of senior management of members of the Board of Directors.

There have been no transactions since 12/5/2006, or proposed transactions, which have materially affected or will materially affect Keegan in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

7.C.  Interests of Experts and Counsel

---No Disclosure Necessary---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

Keegan 's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of Keegan , conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit reports of Amisano Hanson for fiscal 2006, 2005 and 2004 are included herein immediately preceding the financial statements.

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of Keegan do not know of any material, active or pending, legal proceedings against them; nor is Keegan involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of Keegan know of no active or pending proceedings against anyone that might materially adversely affect an interest of Keegan.

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada, under the symbol "KGN".  Keegan  applied for listing on the TSX Venture Exchange and began trading on the TSX Venture Exchange on June 25, 2001.

Table No. 12 lists the high, low and closing sales prices on the TSX Venture Exchange for the last six months, last ten fiscal quarters, and last five fiscal years.

Table No. 12

TSX Venture Exchange (formerly the Canadian Venture Exchange)

Common Shares Trading Activity

- Sales -

Canadian Dollars

Period	High	Low

Month Ended 12/31/06	$3.44	$2.80
Month Ended 11/30/06	3.70	2.24
Month Ended 10/31/06	2.50	1.90
Month Ended 09/30/06	2.30	1.83
Month Ended 08/31/06	1.90	1.46
Month Ended 07/31/06	1.55	1.32

Fiscal Year Ended 3/31/2006	$2.75	$1.51
Fiscal Year Ended 3/31/2005	1.85	0.55
Fiscal Year Ended 3/31/2004	0.60	0.08
Fiscal Year Ended 3/31/2003	0.34	0.15
Fiscal Year Ended 3/31/2002	0.28	0.12

Fiscal Quarter Ended 12/31/2006	$3.70	$1.90
Fiscal Quarter Ended 09/30/2006	2.30	1.32
Fiscal Quarter Ended 06/30/2006	2.38	1.30
Fiscal Quarter Ended 03/31/2006	2.75	1.51
Fiscal Quarter Ended 12/31/2005	1.85	0.95
Fiscal Quarter Ended 09/30/2005	1.15	0.76
Fiscal Quarter Ended 06/30/2005	1.50	0.83
Fiscal Quarter Ended 03/31/2005	1.85	1.44
Fiscal Quarter Ended 12/31/2004	No Trades	No Trades
Fiscal Quarter Ended 09/30/2004	1.05	0.80

9.A.5.  Common, First Preferred and Second Preferred Share Description

Registrar/Common Shares Outstanding/Shareholders

The authorized capital of Keegan consists of an unlimited number of common shares in registered form with no par value and an unlimited number of preferred shares with no par value.

Pacific Corporate Trust Company of Canada (located at 510 Burrard Street 2nd Floor Vancouver, BC V6C 3B9) is the registrar and transfer agent for the common shares.

Stock Options and Warrants

Refer to ITEM 6.E. and Table No. 11 for additional information.

Table No. 13 lists, as of 1/25/2007, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  As of 9/26/2006, Keegan  was aware of 45 holders of its share purchase warrants, 38 of whom were resident in Canada, 2 offshore and 5 in the United States.  These warrants were issued in conjunction with three private placements and the purchase of a total of 3,904,400 common shares.

Table No. 13

Share Purchase Warrants Outstanding

______________________________________________________________________________

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants

November 2, 2006	1,000,000	1,000,000	$2.40	N/A	May 2, 2008
October 13, 2005	3,104,000	401,250	1.00	1.00	October 13, 2007
November 29, 2004	904,400	149,100	0.85	0.85	January 31, 2007

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Vancouver, British Columbia.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 10/11/2006, there was an unlimited number of common shares authorized.

As of 3/31/2006, there were 12,164,418 common share issued. As of 1/25/2007, there were 16,114,817 common shares issued.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

---No Disclosure Necessary---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

---Refer to Table No. 8 and Table No. 10.---

10.A.6.  History of Share Capital

Keegan  has financed its operations through funds raised in public/private placements of common shares and Special Warrants; and shares issued upon conversion of Special Warrants.

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 2000	Nil

Fiscal 2001	Private Sale of Escrow Shares	1,333,334	$100,000

Fiscal 2002	Initial Public Offering	3,300,000	$495,000
	Exercise of Agent’s Options	70,000	$10,500
Fiscal 2003	Pursuant to the Exercise of Share Purchase Options	95,000	$14,250.00

Fiscal 2004	Nil

Fiscal 2005	Private Placement	3,200,000	$320,000
	Private Placement	870,500	$652,875
	Finders’ fees associated with the private placements	33,900	$33,900
	Exercise of stock options	100,000	$15,000
	Payment for resource properties	341,159	$295,486

Fiscal 2006	Issued for resource property payment	246,059	$218,736
	Private Placement	3,000,000	$2,400,000
	Exercise of share purchase warrants	785,300	$745,505
	Exercise of share purchase options	122,500	$112,700

Fiscal 2007	Exercise of share purchase warrants	2,132,750	$2,105,900
to date	Private Placement	2,000,000	$3,600,000
	Issued for resource property payment (14)	114,000	$164,700

______________________________________________________________________________

10.A.7.  Resolutions/Authorizations/Approvals

---No Disclosure Necessary---

10.B.  Memorandum and Articles of Association

Keegan Resources Inc. (“Keegan” or the “Company”) was incorporated as “Quicksilver Ventures Inc.” on September 23, 1999 under the British Columbia Company Act. Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on August 13, 2004, the Company changed its name from Quicksilver Ventures Inc. to Keegan Resources Inc.

At the Annual and Special General meeting of the Company held on September 17, 2004, shareholders passed appropriate resolutions to complete the transition procedures to revise the Company’s Articles under the new British Columbia Business Corporations Act (the “New Act”). At the Annual and Special Meeting held on September 29, 2006, shareholders approved an increase of the number of common shares which the Company is authorized to issue to an unlimited number of common shares and an unlimited number of preferred shares. The Notice of Alteration of the Company’s Articles was filed with the British Columbia Registrar of Companies on October 11, 2006.

There are no restrictions on the business the Company may carry on in the Articles of Incorporation.

Under Part 17 of the Company’s Articles and Division 3 of the New Act, a director or senior officer must declare its interest in any existing or proposed contract or transaction with the Company and such director is not allowed to vote on any transaction or contract with the Company in which has a disclosable interest, unless all directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director may hold any office or place of profit with the Company in conjunction with the office of director, and no director shall be disqualified by his office from contracting with the Company. A director or his firm may act in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services. A director may become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise. The director shall not be accountable to the Company for any remuneration or other benefits received by him, subject to the New Act.

Part 16 of the Company’s articles address the duties of the directors. Directors must manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers which are not required to be exercised by the shareholders, or as governed by the New Act. Part 19 addresses Committees of the Board of Directors. Directors may, by resolution, create and appoint an executive committee consisting of the director or directors that they deem appropriate.

This executive committee has, during the intervals between meetings of the Board, all of the directors’ powers, except the power to fill vacancies in the Board, the power to remove a Director, the power to change the membership of, or fill vacancies in, any committee of the Board and any such other powers as may be set out in the resolution or any subsequent directors’ resolution. Directors may also by resolution appoint one or more committees other than the executive committee. These committees may be delegated any of the directors’ powers except the power to fill vacancies on the board of directors, the power to remove a director, the power to change the membership or fill vacancies on any committee of the directors, the power to appoint or remove officers appointed by the directors, and make any delegation subject to the conditions set out in the resolution or any subsequent directors’ resolution. Part 18 details the proceedings of directors. The quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be two directors.

Part 8 details the borrowing powers of the Directors. They may, on behalf of the Company:

•

Borrow money in a manner and amount, on any security, from the sources and on the terms and conditions that they consider appropriate;

•

Issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

•

Guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

•

Mortgage, charge, whether by way of specific or floating charge, grant a security interest in or give other security on, on the whole or any part of the present or future assets and undertaking of the Company.

A director need not be a shareholder of the Company, and there are no age limit requirements pertaining to the retirement or non-retirement of directors. The directors are entitled to the remuneration for acting as directors, if any as the directors may from time to time determine. If the directors so decide, the remuneration of directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company. If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

Part 21 provides for the mandatory indemnification of directors, senior officers, former directors, and alternate, as well as their respective heirs and personal or other legal representatives, or any other person, to the greatest extent permitted by the New Act. The indemnification includes the mandatory payment of expenses. The failure of a director, alternate director, or officer of the Company to comply with the Business Corporations Act or the Company’s Articles does not invalidate any indemnity to which he or she is entitled under Part 21. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

The authorized share structure consists of an unlimited number of common shares without nominal or par value, and an unlimited number of preferred shares without nominal or par value. All the shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities and the satisfaction of preferred shareholders, if any.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Under Part 9 and subject to the New Act, the Company may alter its authorized share structure by special resolution. These special resolutions may:

(1)

create one or more classes or series of shares or, if none of the shares of a series of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the company is authorized to issue out of any class or series of shares for which no maximum is established;

(3)

subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(4)

if the Company is authorized to issue shares of a class or shares with par value;

(a)

decrease the par value of those shares; or

(b)

if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(5)

change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(6)

alter the identifying name of any of its shares; or

(7)

otherwise alter its share or authorized share structure when required or permitted to do so by the New Act.

Subject to Part 9.2 and the New Act, the Company may by special resolution:

(1)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2)

vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

An annual general meeting shall be held once every calendar year at such time (not being more than 15 months after holding the last preceding annual meeting) and place as may be determined by the Directors. The Directors may, as they see fit, to convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the New Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the New Act.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed. However, any ownership level above 10% must be disclosed to the TSX Venture Exchange and the British Columbia Securities Commission.

A copy of the Company’s revised articles is filed as an exhibit to this Form 20-F Registration Statement.

10.C.  Material Contracts

The Company currently has 6 Material Contracts in Effect, and 2 that were previously in effect during the most recent 3 fiscal years.

Currently in Effect

1.  Black Velvet Project

Under an agreement dated December 7, 2005 between the Company and Gerald Baughman and Fabiola Baughman, the Company could earn a 100% interest in the Black Velvet project located in Pershing County, Nevada. To earn a 100% interest, the Company must deliver cash payments totaling US$150,000 and 150,000 common shares over four years under the following schedule:

Cash Payment	Common Share Issuance	Date Due

US$2,500	-	Upon Execution of the Agreement
-	10,000	Upon Exchange Approval
-	20,000	May 31, 2006
US$27,500	-	December 1, 2006
US$30,000	30,000	May 31, 2007
US$40,000	40,000	May 31, 2008
US$50,000	50,000	May 31, 2009

2.  Regent Project

Under an agreement dated March 4, 2005 between the Company and Jerry Baughman and Fabiola Baughman, the Company can earn a 100% interest (subject to a 2.5% NSR) in the Regent Project located in Mineral County, Nevada by completing US$3,000,000 in exploration work (US$250,000 in year 1); deliver cash payments totaling US$270,000 ($US80,000 in year 1); and issuing a total of 500,000 common shares (150,000 in year 1), all over a period of six years. A 2.5% NSR will remain on the property, 60% of which may be purchased by the Company (leaving a 1% NSR) for the payment of US$3,000,000. The Company also issued 35,890 common shares to Hunter Dickinson Group as a finder’s fee.

3.  Asumura Project

Under an agreement dated February 18, 2005 between the Company and GTE Ventures Limited (“GTE”) the Company can earn a 100% interest (subject to a 3.5% NSR) in the Asumura property located in Ghana by completing US$1,000,000 in exploration work (US$80,000 required in year 1) by July 31, 2007; deliver cash payments totaling US$100,000 by October 8, 2007; and issue common shares equivalent to US$100,000 in value over a period of 3 years. Once the above conditions have been met, the Company will have a 100% interest in the project, subject to a 3.5% NSR. The Company may purchase 50% of the NSR (leaving a 1.75% NSR) for the payment of US$2,000,000. The Company also issued Hunter Dickinson Group 11,270 common shares as a finder’s fee.

4.   Esaase Project

Under an agreement dated May 9, 2006 between the Company and Sammetro Co. Ltd (“Sammetro”), the Company can earn a 100% interest (subject to the Ghanian Government retaining a 10% underlying interest and NSR) in the Esaase Project located in Ghana. To earn its interest, the Company must pay US$540,000, issue 780,000 common shares, and spend US$2,250,000 in exploration on the project, all over a 4 year period, to both Sammetro and to the Esaase Liquidating Committee (the “Committee”) under the following schedule:

a)

Payment of US$100,000 by May 17, 2006;

b)

Payment of US$100,000 by June 30, 2006;

c)

Payment of US$40,000 on the first anniversary;

d)

Payment of US$300,000 to the Committee over a four year period;

e)

Issuance of 780,000 common shares to Sammetro over a four year period;

f)

expend US$2,250,000 on exploration over a four year period.

In addition, the Company is required to pay Sammetro US$50,000 on the fourth anniversary and every anniversary thereafter until production. Upon production, the Company is required to pay US$100,000 to Sammetro and US$200,000 to the Committee.

A finder’s fee equal to 10% of the consideration paid to Sammetro is also due.

5.   Dan McCoy Consulting Agreement

Under an agreement between the Company and Dan McCoy dated January 1, 2005, Dan McCoy agrees to serve as a consultant to the Company in the capacity of President and CEO. The consultant shall be paid US$6,667 per month, and the agreement may be terminated by either party of four weeks’ written notice.

6.   Tony Ricci Consulting Agreement

Under an agreement between the Company and Tony Ricci dated December 9, 2005, Tony Ricci agrees to serve as a consultant to the Company in the capacity of Chief Financial Officer. The consultant’s position is not full-time, and shall be paid on an hourly basis for services rendered. The agreement may be terminated by either party on two weeks’ notice.

7.   Michael Bebek Consulting Agreement

Under an agreement between the Company and Michael Bebek dated December 9, 2005, Michael Bebek agrees to serve as a consultant to the Company in the capacity of Corporate Secretary. The consultant’s position is full-time and shall be paid on a daily basis. The agreement may be terminated by either party on two weeks’ notice.

Material Contracts Previously in Effect

1.   Horse Mountain Project

Under an agreement dated July 28, 2004 between the Company and Hunter Dickinson Group Inc. (“HDG”), the Company entered into an assignment agreement with HDG where HDG assigned its interest in a letter agreement between HDG, Anaconda Gold (“Anaconda”) on the Horse Mountain property in Elko County, Nevada. Under the agreement, the Company could earn a 55% interest in the Anaconda Horse Mountain claims by making exploration expenditures of US$1,500,000 over 6 years, with the first US$150,000 mandatory in Year 1, as well as making US$385,000 in cash option payments over 4 years, with US$80,000 payable in year one of which $15,000 was payable with 24,000 common shares of Keegan. The Company also reimbursed Anaconda US$68,376.50 through the issuance of 100,000 common shares for past Bureau of Land Management (“BLM”) fees and reimbursed HDG for out of pocket expenses of CAN$111,600 through the issuance of 131,294 common shares of Keegan. Keegan also reimbursed HDM US$23,376.50 for BLM payments due September 1, 2004 which HDG had already paid. Once the Company had earned a 55% interest in the property, it could earn an additional 15% (for a total interest of 70%) by funding a feasibility study. The Company could purchase a 100% interest in the Anaconda Horse Mountain claims for US$7,500,000. The Company also issued 25,000 common shares to Anaconda to opt-out of an Area of Influence clause contained in the original agreement.

Under a separate agreement between the Company and Barrick Gold (“Barrick”), the Company could earn a 70% interest in additional claims which made up the Horse Mountain Project. Under this agreement, the Company was required to make exploration expenditures of US$1,500,000 over four years, with the first US$200,000 in expenditures mandatory in Year 1. Once Keegan had earned its 70% interest, Barrick could, at its election, form a joint venture with Keegan at an initial 30% interest; earn back up to a 70% interest by making the next US$3,000,000 in exploration expenditures; or Keegan could purchase Barrick’s 30% interest for US$2,500,000 within one year, with Barrick retaining a 2% NSR.

During the year ended March 31, 2006, the Company decided not to further pursue the option agreement on the property and wrote down its entire capitalized acquisition and deferred exploration costs.

2.  Fri Property

Under an agreement dated May 31, 2005 between the Company and Gerald Baughman and Fabiola Baughman, the Company could acquire a 100% interest (subject to a 2.5% NSR) in the Fri property located in Nye County, Nevada. Under the agreement, the Company could earn the 100% interest by making US$285,000 in cash payments over 5 years; issuing 500,000 common shares over 5 years; and expending US$3,000,000 in work expenditures on the property over 5 years. The property would be subject to a 2.5% NSR, which the Company could purchase 60% (leaving a 1% NSR) for the payment of US$3,000,000.

During the year ended March 31, 2006, the Company decided not to further pursue the option agreement on the property and wrote down its entire capitalized acquisition and deferred exploration costs.

Copies of all the material contracts discussed above have been filed as exhibits to this Registration Statement.

10.D.  Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of Keegan ’s securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians:  There are no limitations under the laws of Canada or in the organizing documents of Keegan  on the right of foreigners to hold or vote securities of Keegan , except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of Keegan  by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of Keegan. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E.  Taxation

The following summary of the material Canadian federal income tax consequences are stated in general terms and are not intended to be advice to any particular shareholder. Each prospective investor is urged to consult his or her own tax advisor regarding the tax consequences of his or her purchase, ownership and disposition of shares of Common Stock. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Annual Report and the current administrative practices of Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES

Disposition of Common Stock.

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one half of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one half of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company. Each holder and prospective holder of common shares of the Company is advised to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company applicable to their own particular circumstances.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion.  Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns.  Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

10.G.  Statement by Experts

Keegan’s financial statements for the years ended March 31, 2006, 2005, and 2004 have been audited by Amisano Hanson, Independent Chartered Accountants.  Their audit report is included with the related financial statements in this Registration Statement with their consent.

10.H.  Document on Display

--- No Disclosure Necessary ---

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

--- No Disclosure Necessary ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- No Disclosure Necessary ---

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

--- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS

--- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

---Not Applicable---

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B. CODE OF ETHICS

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E. PURCHASES OF EQUITY SECFURITIES BY KEEGAN/AFFILIATED PURCHASERS

---Not Applicable---

PART III

ITEM 17.  FINANCIAL STATEMENTS

Keegan 's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of Keegan, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Amisano Hanson, Independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

ITEM 18.  FINANCIAL STATEMENTS

Keegan  has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1. Certificate of Incorporation, Certificate of Name Change, Articles of Incorporation and By-Laws and Notice of Alteration

2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3. Voting Trust Agreements – N/A

4. Material Contracts

a) Black Velvet Project – Agreement dated December 7, 2005 between the Company and Gerald Baughman and Fabiola Baughman

b)  Regent Project – Agreement dated March 4, 2005 between the Company and Jerry Baughman and Fabiola Baughman

c)  Asumura Project – Agreement dated February 18, 2005 between the Company and GTE Ventures Limited

d)  Easaase Project – Agreement dated May 9, 2006 between the Company and Sammetro Co. Ltd.

e)  Dan McCoy Consulting Agreement – Agreement between the Company and Dan McCoy dated January 1, 2005.

f)  Tony Ricci Consulting Agreement – Agreement between the Company and Tony Ricci dated December 9, 2005.

g)  Michael Bebek Consulting Agreement – Agreement between the Company and Michael Bebek dated December 9, 2005.

h)  Horse Mountain Project – Agreement dated July 28, 2004 between the Company and Hunter Dickinson Group Inc.

i)  Fri Project – Agreement dated May 31, 2005 between the Company and Gerald Baughman and Fabiola Baughman

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

10.Other documents

Copy of Keegan’s Stock Option Plan

Information Circular

Form of Proxy for the Annual General Meeting held on September 29, 2006.

Auditor Consent dated February 6, 2007

Signature Page

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Auditors’ Report and

Consolidated Financial Statements

Years ended March 31, 2006 and 2005

_______________________

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Keegan Resources Inc.

(An Exploration Stage Company)

We have audited the consolidated balance sheets of Keegan Resources Inc. (An Exploration Stage Company) as at March 31, 2006 and 2005 and the consolidated statements of operations, cash flows and stockholders’ deficiency for the years ended March 31, 2006, 2005 and 2004.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended March 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

Comments by Auditor for US Readers on Canada-US Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a Company’s ability to continue as a going concern.  The accompanying financial statements hae been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business.  As discussed in Note 1 to the accompanying financial statements, the Company has accumulated substantial losses since its inception and expects to incur further losses in the development of its business.  Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Our report to the shareholders dated July 20, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada	“AMISANO HANSON”
July 20, 2006	Chartered Accountants

750 WEST PENDER STREET, SUITE 604	TELEPHONE: 604-689-0188
VANCOUVER CANADA	FACSIMILE: 604-689-9773
V6C 2T7	E-MAIL: amishan@telus.net

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Balance Sheets

March 31, 2006 and 2005

Expressed in Canadian Dollars

	2006	2005

Assets

Current assets:
Cash	$ 838,809	$ 674,917
Goods and services taxes recoverable	25,089	29,727
Prepaid expenses and deposits	21,837	8,500
	885,735	713,144

Furniture, equipment and leasehold improvements (note 3)	37,430	45,950

Mineral properties (notes 4, 6 and 9)	1,449,047	529,236
	$ 2,372,212	$ 1,288,330

Liabilities

Current liabilities:
Accounts payable and accrued liabilities (note 6)	$ 260,509	$ 48,913

Shareholders’ Equity

Capital stock (note 5)	4,981,915	1,674,328
Contributed surplus (note 5)	867,367	313,649
Deficit accumulated during the exploration stage	(3,737,579)	(748,560)
	2,111,703	1,239,417

	$ 2,372,212	$ 1,288,330

Nature and continuance of operations (note 1)

Commitments (notes 4 and 7)

Subsequent events (notes 4 and 9)

Approved by the Directors:

“Dan McCoy”

_________________________  Director

“Tony Ricci”

_________________________  Director

#

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Statements of Operations

Years ended March 31, 2006, 2005 and 2004

Expressed in Canadian Dollars

	2006	2005	2004

Expenses:
Amortization	$ 10,336	$ 5,710	$ -
Bank charges and interest	2,894	674	121
Consulting fees, wages and benefits (note 6)	372,304	111,060	-
Office, rent and administration	99,718	79,293	6,614
Professional fees (note 6)	119,794	104,601	39,908
Regulatory	34,001	19,389	5,335
Stock-based compensation (note 5)	557,202	194,961	-
Transfer agent and shareholder information	109,440	41,186	6,499
Travel, promotion and investor relations	492,366	44,263	2,161
	1,798,055	601,137	60,638

Other expenses (income):
Interest	(10,779)	(3,721)	(9,781)
Foreign exchange	3,625	31,956	-
Write-off of interest in mineral properties	1,198,118	-	5,000
	1,190,964	28,235	(4,781)

Net loss for the year	$ 2,989,019	$ 629,372	$ 55,857

Loss per share – basic and diluted	$ 0.31	$ 0.09	$ 0.01

Weighted average number of shares outstanding	9,601,522	6,648,223	4,590,115

#

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Statement of Stockholders’ Equity

for the period from September 23, 1999 (Date of Inception) to March 31, 2006

Expressed in Canadian Dollars

				Deficit
				Accumulated
	Number of			During the
	Common		Contributed	Exploration
	Shares	Amount	Surplus	Stage	Total

Common shares issued for cash on incorporation	1	$ 1	$ -	$ -	$ 1
Net loss for the period	-		-	(11)	(11)

Balance, March 31, 2000	1	1	-	(11)	(10)
Common shares returned to treasury and cancelled	(1)	(1)	-	-	(1)
Common shares issued for cash pursuant to an escrow agreement - at $0.08	1,333,334	100,000	-	-	100,000
Net loss for the year	-	-	-	(9,675)	(9,675)

Balance, March 31, 2001	1,333,334	100,000	-	(9,686)	90,314
Common shares issued for cash:
Pursuant to the initial public offering - at $0.15	3,300,000	495,000	-	-	495,000
Less: issue costs	-	(86,895)	-	-	(86,895)
Pursuant to the exercise of options - at $0.15	70,000	10,500	-	-	10,500
Net loss for the year	-	-	-	(22,082)	(22,082)

Balance, March 31, 2002	4,703,334	518,605	-	(31,768)	486,837
Common shares issued for cash pursuant to the exercise of options - at $0.15	95,000	14,250	-	-	14,250
Net loss for the year	-	-	-	(31,563)	(31,563)

Balance, March 31, 2003	4,798,334	532,855	-	(63,331)	469,524
Escrow shares cancelled and returned to treasury	(1,333,334)	(100,000)	100,000	-	-
Net loss for the year	-	-	-	(55,857)	(55,857)

Balance, March 31, 2004	3,465,000	423,855	100,000	(119,188)	413,667
Common shares issued for cash
Pursuant to a private placement - at $0.10	3,200,000	320,000	-	-	320,000
- at $0.75	870,500	652,875	-	-	652,875
Finder’s fee	33,900	33,900	-	-	33,900
Less: finder’s fees	-	(57,100)	-	-	(57,100)
Pursuant to the exercise of options - at $0.15	100,000	15,000	-	-	15,000
Common shares issued on acquisition of mineral properties - at $0.85	216,159	183,736	-	-	183,736
- at $0.90	100,000	90,000	-	-	90,000
- at $0.87	25,000	21,750	-	-	21,750
Stock based compensation	-	-	194,961	-	194,961
Brokers’ warrants issued	-	(18,688)	18,688	-	-
Net loss for the year	-	-	-	(629,372)	(629,372)

Balance, March 31, 2005	8,010,559	1,674,328	313,649	(748,560)	1,239,417

…/cont’d

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Statement of Stockholders’ Equity

Continued

for the period from September 23, 1999 (Date of Inception) to March 31, 2006

Expressed in Canadian Dollars

				Deficit
				Accumulated
	Number of			During the
	Common		Contributed	Exploration
	Shares	Amount	Surplus	Stage	Total

Balance, March 31, 2005	8,010,559	1,674,328	313,649	(748,560)	1,239,417
Common sharres issued for cash
Pursuant to a private placement - at $0.80	3,000,000	2,400,000	-	-	2,400,000
Less: issue costs	-	(240,223)	-	-	(240,223)
Pursuant to the exercise of warrants - at $0.85	265,300	225,505	-	-	225,505
- at $1.00	520,000	520,000	-	-	520,000
Pursuant to the exercise of options - at $0.92	122,500	112,700	-	-	112,700
Transferred from contributed surplus for the exercise of options	-	70,869	(70,869)	-	-
Common shares issued on acquisiton of mineral properties - at $0.85	72,160	61,336	-	-	61,336
- at $0.88	150,000	132,000	-	-	132,000
- at $0.72	13,899	10,000	-	-	10,000
- at $1.54	10,000	15,400	-	-	15,400
Stock based compensation	-	-	557,202	-	557,202
Brokers’ warrants	-	-	67,385	-	67,385
Net loss for the year	-	-	-	(2,989,019)	(2,989,019)

Balance, March 31, 2006	12,164,418	$ 4,981,915	$ 867,367	$(3,737,579)	$ 2,111,703

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

Years ended March 31, 2006, 2005 and 2004

Expressed in Canadian Dollars

	2006	2005	2004

Cash provided by (used in)

Operations:
Net loss for the year	$ (2,989,019)	$ (629,372)	$ (55,857)
Items not involving cash:
Amortization	10,336	5,710	-
Stock based compensation	557,202	194,961	-
Write-off of interst in mineral properties	1,198,118	-	-
Changes in non-cash working capital:
Goods and services taxes recoverable	4,638	(26,643)	(1,065)
Prepaid expense and deposits	(13,337)	19,180	(2,918)
Accounts payable and accrued liabilities	211,596	8,157	26,474
	(1,020,466)	(428,007)	(33,366)

Investing:
Purchase of furniture, equipment and leasehold improvements	(1,816)	(51,660)	-
Acquisition of interest in mineral properties	(180,471)	(202,595)	-
Deferred exploration	(1,718,723)	(31,155)	-
	(1,901,010)	(285,410)	-

Financing:
Shares issued for cash, net of share issue costs	3,085,368	964,675	-

Increase (decrease) in cash and cash equivalents	163,892	251,258	(33,366)

Cash, beginning of year	674,917	423,659	457,025

Cash, end of year	$ 838,809	$ 674,917	$ 423,659

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -

Non-cash transactions (note 10)

#

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Statements of Mineral Property Costs

Year ended March 31, 2006

Expressed in Canadian Dollars

United States				Ghana
	Horse Mountain	Fri	Regent	Black Velvet	Asumura	Total

Balance, March 31, 2005	$ 430,066	$ -	$ 55,553	$ -	$ 43,617	$ 529,236

Acquisition costs
Cash	109,029	25,246	43,316	2,880	-	180,471
Shares	-	21,250	162,506	15,400	19,580	218,736

	109,029	46,496	205,822	18,280	19,580	399,207

Deferred exploration costs
Assays	3,925	9,184	2,818	-	129,441	145,368
Consulting	3,350	1,266	4,650	-	16,647	25,913
Drilling	374,160	59,818	198,867	-	176,340	809,185
Equipment rental	-	-	-	-	82,831	82,831
Field supplies	-	5,741	-	-	47,273	53,014
Geological fees and expenses	47,715	24,852	49,786	-	54,644	176,997
Miscellaneous	-	-	-	-	7,583	7,583
Property maintenance	50,342	32,174	68,493	-	24,563	175,572
Telephone	-	-	-	-	5,068	5,068
Travel and accommodation	-	-	-	-	48,288	48,288
Wages and salaries	-	-	-	-	188,903	188,903

	479,492	133,035	324,614	-	781,581	1,718,722

Less: write-off of mineral property costs	(1,018,587)	(179,531)	-	-	-	(1,198,118)

Balance, March 31, 2006	$ -	$ -	$ 585,989	$ 18,280	$ 844,778	$ 1,449,047

#

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Statements of Mineral Property Costs

Year ended March 31, 2005

Expressed in Canadian Dollars

	United States		Ghana
	Horse Mountain	Regent	Asumura	Total

Balance, March 31, 2004	$ -	$ -	$ -	$ -

Acquisition costs
Cash	142,430	55,553	12,462	210,445
Shares	287,636	-	-	287,636

	430,066	-	12,462	498,081

Deferred exploration costs
Assays	-	-	1,309	1,309
Consulting	-	-	512	512
Equipment rental	-	-	2,991	2,991
Exploration advance	-	-	6,037	6,037
Field supplies	-	-	2,856	2,856
Geological fees and expenses	-	-	597	597
Property maintenance	-	-	205	205
Telephone	-	-	402	402
Travel and accommodation	-	-	3,691	3,691
Wages and salaries	-	-	12,555	12,555

	-	-	31,155	31,155

Balance, March 31, 2005	$ 430,066	$ 55,553	$43,617	$ 529,236

#

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 1

Years ended March 31, 2006 and 2005

Expressed in Canadian Dollars

1.

Nature and continuance of operations

The Company was incorporated on September 23, 1999 under the laws of British Columbia. The Company was a capital pool company as defined in the TSX Venture Exchange (the “Exchange”) Policy 2.4.

During the year ended March 31, 2004, the common shares of the Company commenced trading on the NEX. NEX is a separate board of the Exchange for companies which were previously listed on the Exchange which have failed to maintain compliance with the ongoing financial listing standards of the Exchange. NEX was created so publicly listed shell companies may still continue to trade their securities while they seek and undertake transactions to complete their reactivation.

During the year ended March 31, 2006, the Company completed its Qualifying Transaction through the acquisition of interests in mineral properties (see note 4). As a result, the Company is no longer considered a capital pool company. The Company’s listing has been transferred from NEX to TSX Venture under a Tier 2 issuer classification. In conjunction with the completion of the Qualifying Transaction, the Company changed its name from Quicksilver Ventures Inc. to Keegan Resources Inc.

The Company is in the exploration stage and its principal business activity is the sourcing and exploration of mineral properties. The Company has interest in mineral properties located in the United States and the Republic of Ghana.

The recoverability of amounts shown for mineral properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, continuation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete their development and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At March 31, 2006, the Company had working capital of $625,226 which may be insufficient to sustain operations over the next twelve months, had not yet achieved profitable operations and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 2

Years ended March 31, 2006 and 2005

Expressed in Canadian Dollars

2.

Significant accounting policies

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.  The consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment within the framework of the significant accounting policies summarized below.

(a)

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned inactive subsidiary, Quicksilver Ventures (Nevada), Inc.. All significant intercompany amounts and transactions have been eliminated on consolidation.

(b)

Financial instruments

The carrying amounts of cash and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these instruments.  Unless otherwise noted, it is managements opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(c)

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are carried at cost less accumulated amortization. Amortization is determined at rates which will reduce original cost to estimated residual value over the useful life of each asset. The annual rates used to compute amortization are as follows:

Asset	Basis	Rate

Furniture and equipment	declining balance	20%
Computers	declining balance	30%
Leasehold improvements	Straight-line	term of lease

Amortization is recorded at half the annual rate in the year of acquisition.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 3

Years ended March 31, 2006 and 2005

Expressed in Canadian Dollars

2.

Significant accounting policies (continued)

(d)

Mineral properties and deferred exploration costs

The Company accounts for mineral property costs in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, “Property, plant and equipment” (“CICA 3061”), and abstract EIC-126, “Accounting by Mining Enterprises for Exploration Costs” (“EIC-126”) of the Emerging Issues Committee. CICA 3061 provides for the capitalization of the acquisition and exploration costs of a mineral property where such costs are considered to have the characteristics of property, plant and equipment. EIC-126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

Mineral property costs include initial acquisition costs and related option payments, which are recorded when paid. Exploration and development costs are capitalized until properties are brought into production, when costs are amortized on a unit-of-production basis over economically recoverable reserves. Option payments are credited against mineral property costs when received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.  No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

CICA 3061 also provides that property, plant and equipment be written down when the long-term expectation is that the net carrying amount will not be recovered. EIC-126 states that a mining enterprise which has not objectively established mineral reserves and therefore does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired. However, EIC-126 references certain conditions that should be considered in determining subsequent write-downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write-down of capitalized costs is required. When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

Accounting standards subsequently issued by the CICA dealing with Intangible Assets (CICA 1581 and CICA 3062) include reference to “Use rights such as drilling, water, air, mineral, timber cutting, and route authorities” as examples of intangible assets. CICA 3062 also states, inter alia, that intangible assets should be amortized over their useful life and tested for impairment. Management has reviewed this potential reporting conflict with the previously issued standards and is of the opinion that it is appropriately accounting for its mineral properties as having the characteristics of property, plant and equipment.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 4

Years ended March 31, 2006 and 2005

Expressed in Canadian Dollars

2.

Significant accounting policies (continued)

(e)

Asset retirement obligations

Effective April 1, 2004, the Company adopted the CICA Handbook Section 3110, “Asset Retirement Obligations” (“HB 3110”). HB 3110 requires that the fair value of a liability for an asset retirement obligation, such as site reclamation costs, be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. The obligations recognized are statutory, contractual or legal obligations.  The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, amortization and accretion expense.  The costs capitalized to the related assets are amortized in a manner consistent with the depletion and amortization of the related asset.

As of March 31, 2006, the Company has determined that it does not have material obligations for asset retirement obligations. Accordingly, adoption of HB 3110 had no impact on the consolidated financial statements.

(f)

Foreign currency translation

Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary items are translated at exchange rates prevailing when the assets were acquired or the obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.

(g)

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.

Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the year.  For the years ended March 31, 2006, 2005 and 2004, the inclusion of the Company’s stock options and warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and therefore are excluded from the computation.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 5

Years ended March 31, 2006 and 2005

Expressed in Canadian Dollars

2.

Significant accounting policies (continued)

(h)

Stock-based compensation

The Company accounts for the granting of share purchase options to employees and non-employees using the fair value method whereby all awards to employees and non-employees will be recorded at fair value on the date of the grant.  The fair value of all share purchase options are expensed over their vesting period with a corresponding increase to contributed surplus.  Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

(i)

Income taxes

The Company accounts for income taxes by the asset and liability method.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized.

3.

Furniture, equipment and leasehold improvements

		Accumulated	Net book
2006	Cost	amortization	value

Furniture and equipment	$ 32,761	$ 9,039	$ 23,722
Computers	14,145	5,456	8,689
Leasehold improvements	6,570	1,551	5,019

	$ 53,476	$ 16,046	$ 37,430

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 6

Years ended March 31, 2006 and 2005

Expressed in Canadian Dollars

3.

Furniture, equipment and leasehold improvements (continued)

		Accumulated	Net book
2005	Cost	amortization	Value

Furniture and equipment	$ 32,014	$ 3,201	$ 28,813
Computers	13,076	1,961	11,115
Leasehold improvements	6,570	548	6,022

	$ 51,660	$ 5,710	$ 45,950

4.

Mineral properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequent ambiguous conveyancing history characteristic of many mineral properties.  The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.  However, this should not be construed as a guarantee to title.  The concessions may be subject to prior claims, agreements or transfer and rights of ownership may be affected by undetected defects.

(a)

Horse Mountain Claims

During the year ended March 31, 2005, the Company entered into agreements with Hunter Dickinson Group Inc. (“HDG”), Anaconda Gold (USA) Inc. (“Anaconda”) and Barrick Gold Exploration Inc. (“Barrick”), whereby it has acquired the right to earn an interest in the Horse Mountain Project in Nevada. The transactions with Anaconda and Barrick (collectively the “Acquisition”) served as the Company’s Qualifying Transaction for the purposes of the policies of the Exchange.

Pursuant to an assignment agreement entered into on August 5, 2004 between the Company and HDG (the “Anaconda Agreement”), the Company was assigned HDG’s interest in a letter agreement dated August 7, 2003 between HDG and Anaconda as amended by letter agreement dated July 28, 2004 among HDG, Anaconda and the underlying owners to acquire an interest in 223 mining claims situated in Elko County, Nevada (the “Anaconda Horse Mountain Claims) that form part of the Horse Mountain Project. Pursuant to the terms of an option agreement entered into on August 16, 2004 between the Company and Barrick (the “Barrick Agreement”), the Company may earn an interest in 35 mining claims and a mining lease situated in Elko County, Nevada (the “Barrick Horse Mountain Claims”) that form the balance of the Horse Mountain Project.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 7

Years ended March 31, 2006 and 2005

Expressed in Canadian Dollars

4.

Mineral properties (continued)

(a)

Horse Mountain Claims (continued)

Under the terms of the Anaconda Agreement, the Company was assigned the right and option to earn a 55% interest in the Anaconda Horse Mountain Claims as follows:

i)

by making cumulative exploration expenditures of US$1,500,000 by August 31, 2010 as follows:

Year 1 – US$150,000 (incurred)

Year 2 – US$225,000 (incurred)

Year 3 – US$300,000

Year 4 – US$300,000

Year 5 – US$300,000

Year 6 – US$225,000

ii)

by making US$385,000 in option payments to Anaconda:

Year 2004 – US$  80,000 (paid)

Year 2005 – US$  90,000 (paid)

Year 2006 – US$115,000 (of which $57,500 is payable in shares)

Year 2007 – US$100,000 (of which $50,000 is payable in shares)

iii)

by issuing to Anaconda 100,000 common shares (issued during the year ended March 31, 2005) of the Company as reimbursement for the payment by Anaconda of US$68,376 for past Bureau of Land Management (“BLM”) fees and past option payments to the underlying vendors; and

iv)

by providing HDG with consideration for assigning its rights to the Anaconda Horse Mountain Claims as follows:

a)

issuing to HDG 141,159 common shares of the Company for reimbursement of $119,986 of out of pocket costs incurred by HDG (issued during the year ended March 31, 2005);

b)

issuing to HDG a further 75,000 common shares (issued during the year ended March 31, 2005); and

c)

reimbursing HDG for US$23,376.50 for 2004 BLM payments made by HDG on the Anaconda Horse Mountain Claims and US$5,925 for holding costs on the Barrick Horse Mountain Claims (paid during the year ended March 31, 2005).

Pursuant to a letter agreement dated July 21, 2004 between the Company and Anaconda, the Company issued to Anaconda 25,000 common shares for the one time right to opt out of the area of influence (AOI) clause applicable pursuant to the terms of the Anaconda Agreement. The Company also agreed to issue an additional 100,000 common shares to Anaconda for the permanent right to opt out of the AOI clause if and when the Company earns its 70% interest in the Barrick Horse Mountain Claims.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 8

Years ended March 31, 2006 and 2005

Expressed in Canadian Dollars

4.

Mineral properties (continued)

(a)

Horse Mountain Claims (continued)

Under the terms of the Barrick Agreement, the Company can earn a 70% interest in the Barrick Horse Mountain Claims by making exploration expenditures of US$1,500,000 over four years as follows:

Year 1 – US$200,000

Year 2 – US$300,000

Year 3 – US$400,000

Year 4 – US$600,000

During the year ended March 31, 2006, the Company decided not to pursue its option agreement on the Horse Mountain claims and as a result, $1,018,587 in acquisition and deferred exploration expenditures were written-off.

(b)

Regent Gold Silver Project

Pursuant to an agreement dated March 4, 2005, between the Company and Jerry Baughman and Fabiola Baughman (“Optionors”), the Company may acquire 100% of the Regent Gold Silver Project (“Regent property”)  located in Mineral County, Nevada, on the following terms:

i)

pay US$305,000 as follows:

- US$45,000 upon signing the agreement (paid);

- US$35,000 on June 15, 2005 (paid);

- US$45,000 on June 15, 2006 (paid subsequent to March 31, 2006);

- US$50,000 on June 15, 2007;

- US$55,000 on June 15, 2008; and

- US$75,000 on June 15, 2009

ii)

issue a total of 500,000 common shares of the Company to the Optionors as follows:

- 100,000 common shares upon obtaining regulatory approval (issued);

- 50,000 common shares on June 15, 2005 (issued);

- 50,000 common shares on June 15, 2006 (issued subsequent to March 31, 2006);

- 50,000 common shares on June 15, 2007;

- 75,000 common shares on June 15, 2008; and

- 175,000 common shares on June 15, 2009.

iii)

complete US$3,000,000 of exploration work on the Regent property as follows:

- US$250,000 prior to March 4, 2006 (incurred);

- US$300,000 prior to March 4, 2007;

- US$400,000 prior to March 4, 2008;

- US$500,000 prior to March 4, 2009;

- US$500,000 prior to March 4, 2010; and

- US$1,050,000 prior to March 4, 2011.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 9

Years ended March 31, 2006 and 2005

Expressed in Canadian Dollars

4.

Mineral properties (continued)

(b)

Regent Gold Silver Project (continued)

After meeting the above commitments, the Company will have an undivided 100% interest in the property subject to a 2.5% NSR royalty, 60% of which may be purchased for US$3,000,000. 35,890 shares were issued to HDG as finder’s fees with respect to the Regent property.

(c)

Asumura Gold Project

The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 whereby the Company may acquire 100% of the Asumura Reconnaissance Concession (“Asumura property”) located in the Republic of Ghana, West Africa, under the following terms:

i)

pay US$100,000 to GTE as follows:

- US$10,000 upon signing the agreement (paid);

- US$30,000 on or before October 8, 2006; and

- US$60,000 on or before October 8, 2007.

ii)

issue common shares of the Company with a value of US$100,000 to GTE as follows:

- common shares with a value of US$10,000 upon regulatory approval (issued  13,899 shares);

- common shares with a value of US$30,000 based on the 10 day average closing price prior to issuance on or before October 8, 2006; and

- common shares with a value of US$60,000 based on the 10 day average closing price prior to issuance on or before October 8, 2007.

iii)

complete US$1,000,000 of exploration work on the Asumura property as follows:

- US$80,000 on or before July 31, 2005, (incurred);

- an additional US$400,000 on or before July 31, 2006 (incurred); and

- an additional US$520,000 on or before July 31, 2007.

After meeting the above commitments, the Company will have an undivided 100% interest in the Asumura property subject to a 3.5% net smelter return, 50% of which may be purchased for US$2,000,000. 11,270 shares were issued to HDG as finder’s fees with respect to the Asumura property.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 10

Years ended March 31, 2006 and 2005

Expressed in Canadian Dollars

4.

Mineral properties (continued)

(d)

Fri Property

The Company entered into an option agreement dated May 31, 2005 with Gerald Baughman and Fabiola Baughman (the “Optionors”) pursuant to which the Company has the option to acquire 100% interest in the Fri gold project located in Nye County, Nevada, under the following terms:

i)

pay US$285,000 as follows:

- US$20,000 upon signing the agreement (paid);

- US$40,000 on May 31, 2006;

- US$45,000 on May 31, 2007;

- US$50,000 on May 31, 2008;

- US$55,000 on May 31, 2009; and

- US$75,000 on May 31, 2010

ii)

issue a total of 500,000 common shares of the Company to the Optionors as follows:

- 25,000 common shares upon obtaining regulatory approval (issued);

- 100,000 common shares on May 31, 2006;

- 45,000 common shares on May 31, 2007;

- 75,000 common shares on May 31, 2008;

- 75,000 common shares on May 31, 2009; and

- 180,000 common shares on May 31, 2010.

iii) complete US$3,000,000 of exploration work on the Fri property as follows:

- US$70,000 prior to May 31, 2006;

- US$230,000 prior to May 31, 2007;

- US$300,000 prior to May 31, 2008;

- US$400,000 prior to May 31, 2009;

- US$1,000,000 prior to May 31, 2010; and

- US$1,000,000 prior to May 31, 2011.

After meeting these commitments, the Company will have an undivided 100% interest in the Fri property subject to a 2.5% net smelter return royalty payable to GTE, 60% of which (net purchase of 1.5%) may be purchased back by the Company for US$3,000,000.

During the year ended March 31, 2006, the Company decided not to pursue its option agreement on the Fri property and as a result, $179,531 in acquisition and deferred exploration expenditures were written-off.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 11

Years ended March 31, 2006 and 2005

Expressed in Canadian Dollars

4.

Mineral properties (continued)

(e)

Black Velvet Gold Project

The Company entered into an option agreement dated December 7, 2005 with Gerald Baughman and Fabiola Baughman (the “Optionors”) whereby the Company may acquire 100% interest in the Black Velvet Gold Project in Pershing County, Nevada.

Under the terms of the agreement, the Company will have the option to deliver cash payments of US$150,000 and 150,000 shares of the Company to the Optionors over a period of four years as follows:

i)

cash payment of US$2,500 upon execution of the agreement (paid);

US$27,500 on December 1, 2006;

US$30,000 on May 31, 2007;

US$40,000 on May 31, 2008; and

US$50,000 on May 31, 2009.

ii)

issuance of 10,000 common shares upon Exchange approval (issued);

20,000 common shares on July 31, 2006;

30,000 common shares on May 31, 2007;

40,000 common shares on May 1, 2008; and

50,000 common shares on May 31, 2009.

5.

Share capital

(a)

Authorized

100,000,000 common shares without par value; and

100,000,000 preferred shares without par value.

(b)

Shares held in escrow

As at March 31, 2006, 90,000 (2005 – 135,000) common shares of the Company were the subject of an escrow agreement under which the shares may not be transferred, assigned or otherwise dealt with without the consent of the relevant regulatory body having jurisdiction thereon.

(c)

Stock options

The Company maintains a fixed stock option plan that enables it to grant from time to time options to its directors, officers, employees and other service providers. During the year ended March 31, 2006, the Company amended its stock option plan increasing the number of shares reserved for issuance under the plan to 1,646,543. The options vest as to 25% on the date of the grant and 12 ½ % every three months thereafter for a total vesting period of 18 months.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 12

Years ended March 31, 2006 and 2005

Expressed in Canadian Dollars

5.

Share capital (continued)

(c)

Stock options (continued)

As summary of the status of the Company’s stock option plan for the years ended March 31, 2006 and 2005 is presented below:

	Number of shares	Weighted average Exercise price
Balance, March 31, 2004	100,000	$ 0.15
Granted	1,348,000	$ 0.92
Exercised	(100,000)	$ 0.15
Balance, March 31, 2005	1,348,000	$ 0.92
Granted	280,000	$ 1.44
Exercised	(122,500)	$ 0.92
Cancelled	(80,500)	$ 0.92
Balance, March 31, 2006	1,425,000	$ 1.02

The following table summarizes the stock options outstanding and exercisable at March 31, 2006:

Exercise price	Number outstanding at March 31, 2006	Expiry date	Number exercisable at March 31, 2006

$0.92	1,145,000	February 3, 2010	1,011,000
$1.16	220,000	November 22, 2010	82,500
$2.48	60,000	February 2, 2011	15,000
	1,425,000		1,108,500

During the year, under the fair-value-based method, $557,202 (2005 – $194,961; 2004 – $Nil) in stock-based compensation expense was recorded in the statements of operations and deficit for stock options granted to directors and consultants of the Company.

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005
Risk free interest rate	3.78-3.92%	3%
Expected dividend yield	0%	0%
Stock price volatility	107.20 – 108.85%	124%
Expected life of options	3 years	2 years

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 13

Years ended March 31, 2006 and 2005

Expressed in Canadian Dollars

5.

Share capital (continued)

(c)

Stock options (continued)

The weighted average fair value of options granted during the year ended March 31, 2006 is $0.97 (2005 – $0.58) per share.

(d)

Warrants

The following warrants were outstanding at March 31, 2006. Each warrant entitles the holder to purchase one common share of the Company as follows:

Number of Shares	Exercise Price	Expiry Date
639,100	$0.85	January 31, 2007
2,584,000 (1)	$1.00	October 13, 2007

(1) These warrants are subject to an acceleration clause whereby if the shares of the Company trade above $2 for a period of 10 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

6.

Related party transactions

Included in professional fees is $39,443 (2005 – $71,159; 2004 – $5,394) paid or accrued for legal fees to a company controlled by a director and officer of the Company and $35,895 (2005 – $nil; 2004 – $nil) for accounting fees to a company controlled by a director and officer of the Company.

Included in consulting fees, wages and benefits is $17,005 (2005: $nil; 2004 – $nil) paid or accrued for consulting fees paid to an officer of the Company.

The Company has entered into a consulting agreement with a director and officer of the Company in the amount of US$6,667 per month plus benefits. During the year ended March 31, 2006, the Company paid consulting fees and benefits of $112,307 (2005 – $45,118; 2004 – $nil) under this agreement.

The Company has entered into a consulting agreement with a former officer of the Company in the amount of CAD$3,333 per month. During the year ended March 31, 2006, the Company paid consulting fees of $15,000 (2005 – $5,833; 2004 –$nil) under this agreement.

During the year ended March 31, 2006, the Company paid or accrued $11,625 (2005 - $nil; 2004 – $nil) for deferred exploration costs to a director of the Company.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities is $32,424 (2005 - $23,183) owing to a director of the Company and a company controlled by a director and officer of the Company.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 14

Years ended March 31, 2006 and 2005

Expressed in Canadian Dollars

6.

Related party transactions (continued)

During the year ended March 31, 2006, the Company issued 60,000 common shares (2005 – nil) to a director and officer of the Company pursuant to the exercise of options at $0.92 per share for total proceeds of $55,200.

7.

Commitments

The Company is committed to payments regarding agreements to lease its Vancouver office premises as follows:

2007

$

47,823

2008

51,250

2009

51,548

2010

12,887

$

163,508

The Company is also committed to carry out the expenditures described in note 4.

8.

Income taxes

The Company has accumulated foreign resource deductions totalling $913,272 and non-capital losses totalling $1,769,433 for income tax purposes, which may be carried forward to reduce taxable income of future years. Management has determined that sufficient likelihood of realization of the future potential benefits arising from the above losses has not been established. Accordingly, a 100% valuation allowance has been provided. The non-capital losses expire as follows:

2008

$

9,686

2009

21,552

2010

31,355

2014

54,776

2015

428,701

2016

1,223,363

$

1,769,433

The significant components of the Company’s future income tax assets are as follows:

	2006	2005

Non-capital losses	$ 610,454	$ 194,506
Foreign development and exploration expenditures	913,272	188,514

	1,523,726	383,020
Less: valuation allowance	(1,523,726)	(383,020)

	$ -	$ -

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 15

Years ended March 31, 2006 and 2005

Expressed in Canadian Dollars

9.

Subsequent events

The following events occurred subsequent to March 31, 2006:

(a)

The Company entered into an option agreement dated May 3, 2006 with Sammetro Co. Ltd. (“Sammetro”) to purchase a 100% interest in the Esaase gold property in southwest Ghana, subject to the underlying 10% interest and NSR of the Ghanaian government in all mining projects in Ghana, subject to the following terms:

i)

payment of US$100,000 to the bank from which Sammetro borrowed funds by May 17, 2006 (paid subsequent to March 31, 2006);

ii)

payment of US$100,000 to Sammetro by June 30, 2006, which payment Sammetro will deliver to the Esaase Liquidation Committee (the “Committee”) (paid subsequent to March 31, 2006);

iii)

payment of US$40,000 to Sammetro on the first anniversary;

iv)

payment of US$300,000 to the Committee over a four year period;

v)

issuance of 780,000 shares of the Company to Sammetro over a four year period;

vi)

exploration expenditures of US$2,250,000 over a four year period;

vii)

payment to Sammetro of US$50,000 on the fourth anniversary and every anniversary thereafter until production; and

viii)

on production, payments of US$200,000 to the Committee and US$100,000 to Sammetro.

The Company entered into a finders’ fee agreement with respect to this acquisition whereby the Company will pay a finders’ fees equal to 10% of the consideration paid to Sammetro, including the amount in i).

(b)

50,000 warrants were exercised at a price of $0.85 per share and 1,445,000 warrants were exercised at $1.00 per share for an aggregate of 1,495,000 common shares issued for gross proceeds of $1,487,500.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 16

Years ended March 31, 2006 and 2005

Expressed in Canadian Dollars

10.

Non-cash transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows. During the year ended March 31, 2006, the following transactions were excluded from the statements of cash flows:

-

the Company issued 72,160 common shares at $0.85 per share, 150,000 common shares at $1.00 per share, 13,899 common shares at $0.72 per share and 10,000 common shares at $1.54 per share pursuant to mineral property option agreements;

-

the Company issued 104,000 brokers’ warrants pursuant to a private placement;

During the year ended March 31, 2005, the following transactions were excluded from the statements of cash flows:

-

the Company issued 100,000 common shares at $0.90 per share pursuant to an agreement to issue shares in lieu of required payments on a mineral property option agreement;

-

the Company issued 25,000 common shares at $0.87 per share pursuant to an agreement with a mineral property optionor;

-

the Company issued 141,159 common shares at $0.85 per share pursuant to an agreement to reimburse a mineral property optionor for expenses incurred;

-

the Company issued 75,000 common shares at $0.85 per share pursuant to a mineral property option agreement.

11.

Segmented information

Geographic Information

The Company operates in one reportable operating segment, being the exploration of mineral properties.

	Canada	USA	Ghana	Total

March 31, 2006
Current assets	$ 885,735	$ -	$ -	$ 885,735
Furniture, equipment and leasehold improvements	37,430	-	-	37,430
Mineral properties	-	604,269	844,778	1,449,047

	$ 923,165	$ 604,269	$ 844,778	$ 2,372,212

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 17

Years ended March 31, 2006 and 2005

Expressed in Canadian Dollars

11.

Segmented information (continued)

Geographic Information (continued)

	Canada	USA	Ghana	Total

March 31, 2005
Current assets	$ 713,144	$ -	$ -	$ 713,144
Furniture, equipment and leasehold improvements	45,950	-	-	45,950
Mineral properties	-	485,619	43,617	529,236

	$ 759,094	$ 485,619	$ 43,617	$ 1,288,330

12.

United States generally accepted accounting principles

These consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) conform to those generally accepted in the United States (“U.S. GAAP”), in all material respects, except as noted below:

Reconciliation of losses reported to U.S. GAAP:

	2006	2005	2004

Net loss as reported in accordance with Canadian GAAP	$(2,989,019)	$(629,372)	$(55,857)
Adjustments:
Mineral property costs expensed	(1,106,195)	(31,155)	-
Net loss under U.S. GAAP	$(4,095,214)	$(660,527)	$(55,857)

Net loss per share under U.S. GAAP	$ (0.43)	$ (0.10)	$ (0.01)

Stock-based compensation – The Company records compensation expense for U.S. GAAP purposes following the fair value method of accounting for stock options issued to employees. The Company uses the Black-Scholes option pricing model to value its stock options as described in Note 5.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 18

Years ended March 31, 2006 and 2005

Expressed in Canadian Dollars

12.

United States generally accepted accounting principles (coninued)

Net earnings per share and escrow shares – Under U.S. GAAP, performance-based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding. The Company's escrow shares are not performance-based and therefore no adjustments have been made to the calculation of earnings per share.

On August 4, 2004, the Company entered into an escrow agreement with certain of its shareholders in respect of their 150,000 shares. The shares are being released from escrow as to 10% on final Exchange approval and the balance on a pro-rata basis at 15% semi-annually, with the final release scheduled for February 12, 2007. As of March 31, 2006, there were 90,000 shares still held in escrow.

Mineral properties –  Under Canadian GAAP, exploration costs are capitalized as disclosed in Note 2.  Under U.S. GAAP, exploration costs are expensed as incurred until proven and probable reserves are established.  When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized.

Under U.S. GAAP, mineral properties are reviewed by management for impairment whenever circumstances change which could indicate that the carrying amount of these assets may not be recoverable. Such review has not been completed as there are no capitalized properties for U.S. GAAP purposes.

Reconciliation of total assets, liabilities and shareholder equity to U.S. GAAP:

	2006	2005

Total assets under Canadian GAAP	$2,372,212	$1,288,330
Adjustments to U.S. GAAP	(1,106,195)	(31,155)
Total assets under U.S. GAAP	$1,266,017	$1,257,175

Total liabilities under Canadian	$ 260,509	$ 48,913

Total shareholders’ equity under Canadian GAAP	2,111,703	1,239,417
Adjustments:
Mineral property costs expensed	(1,106,195)	(31,155)
Total equity (deficiency) under U.S. GAAP	1,005,508	1,208,262
Total equity (deficiency) and liabilities under U.S. GAAP	$1,266,017	$1,257,175

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 19

Years ended March 31, 2006 and 2005

Expressed in Canadian Dollars

12.

United States generally accepted accounting principles (continued)

Reconciliation of consolidated statements of cash flows to U.S. GAAP:

	2006	2005	2004

Cash provided by (used in) operations under US GAAP:

Net loss as reported in accordance with Canadian GAAP	$(2,989,019)	$(629,372)	$(55,857)
Adjustments:
Mineral property costs expensed	(1,106,195)	(31,155)	-
Add (deduct) items not involving cash
Amortization	10,336	5,710	-
Stock-based compensation	557,202	194,961	-
Write-off of interest in mineral properties	585,591	-	-
Acquisition of mineral properties	(180,471)	(202,595)	-
Changes in non-cash working capital balances	202,897	694	22,491
Cash used in operations under U.S. GAAP	$(2,919,659)	$(661,757)	$(33,366)

	2006	2005	2004

Cash provided by (used in) financing activities under Canadian and U.S. GAAP:
Shares issued	$3,085,368	$ 964,675	$ -

Cash provided by (used in) investing activities under U.S. GAAP:

Cash provided by (used in) investing activities under Canadian GAAP	$(1,901,010)	$ (285,410)	$ -
Mineral properties costs	1,718,723	31,155	-
Acquisition of mineral properties	180,471	202,595	-

Cash used in investing activities under U.S. GAAP	$ (1,816)	$ (51,660)	$ -

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 20

Years ended March 31, 2006 and 2005

Expressed in Canadian Dollars

12.

United States generally accepted accounting principles (continued)

Under U.S. GAAP, the Company must provide a reconciliation of the numerators and denominators of basic and diluted earnings per share:

Numerator
Net loss under U.S. GAAP	$(4,095,214)	$(660,527)	$ (55,857)

Denominator
Weighted average number of common shares Outstanding	9,601,522	6,648,223	4,590,115
Basic and diluted net earnings (loss) per share	$ (0.43)	$ (0.10)	$ (0.10)

Diluted net loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. As of March 31, 2006, the Company had 1,425,000 (2005 – 1,348,000; 2004 – 100,000) stock options outstanding and 3,223,100 (2005 – 904,400; 2004 – nil) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been anti-dilutive.

Recent pronouncements:

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying consolidated financial statements.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Financial Statements

Six months ended September 30, 2006 and 2005

(Unaudited – Prepared by Management)

_______________________

KEEGAN RESOURCES INC.

(the “Company”)

FINANCIAL STATEMENTS

Six months ended September 30, 2006 and 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

“Dan McCoy”

“Tony M. Ricci”

__________________________________

__________________________________

Dan McCoy

Tony M. Ricci

President & CEO

CFO

November 24, 2006

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Balance Sheets

September 30, 2006 and March 31, 2006

(Unaudited – Prepared by Management)

Expressed in Canadian Dollars

	September 30, 2006	March 31, 2006
	Unaudited	Audited
Assets

Current assets:
Cash	$ 29,223	$ 838,809
Goods and services taxes recoverable	33,147	25,089
Prepaid expenses and deposits	13,841	21,837
	76,211	885,735

Furniture, equipment and leasehold improvements (note 3)	48,297	37,430

Resource properties (notes 4 and 9)	3,474,722	1,449,047
	$ 3,599,230	$ 2,372,212

Liabilities

Current liabilities:
Accounts payable and accrued liabilities (note 6)	$ 76,172	$ 260,509

Shareholders’ Equity

Share capital (note 5)	7,252,515	4,981,915
Contributed surplus (note 5)	1,068,829	867,367
Deficit	(4,798,286)	(3,737,579)
	3,523,058	2,111,703

	$ 3,599,230	$ 2,372,212

Nature and continuance of operations (note 1)

Commitments (notes 4 and 7)

Subsequent events (notes 4 and 8)

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit

Six months ended September 30, 2006 and 2005

(Unaudited – Prepared by Management)

Expressed in Canadian Dollars

	Three months ended		Six months ended
		September		September
	2006	2005	2006	2005

Expenses:
Amortization	$ 2,776	$ 2,525	$ 5,111	$ 5,050
Bank charges and interest	1,408	436	3,548	1,151
Consulting fees, wages and benefits (note 6)
Incurred	119,073	100.742	202,526	216,452
Stock-based compensation (note 5)	74,450	187,081	201,462	345,187
Office, rent and administration	28,494	21,909	82,548	51,036
Professional fees (note 6)	10.937	8,873	18,500	19,189
Regulatory	3,386	-	12,778	15,120
Transfer agent and shareholder information	19,816	38,501	38,490	52,015
Travel, promotion and investor relations	428,270	26,659	485,730	70,611
	688,610	386,726	1,050,693	775,811

Other expenses (income):
Interest	(1,218)	(544)	(7,449)	(1,760)
Foreign exchange	4,343	2,860	17,027	3,063
Write-off of interest in resource properties	-	-	436	-
	3,125	2,316	10,014	1,303

Net loss for the period	691,735	389,042	1,060,707	777,114

Deficit, beginning of period	4,106,551	1,136,632	3,737,579	748,560

Deficit, end of period	$ 4,798,286	$ 1,525,674	$ 4,798,286	$1,525,674
Weighted average number of Shares outstanding	13,891,940	8,162,056	13,438,908	8,087,471
Loss per share – basic and diluted	$ 0.05	$ 0.05	$ 0.08	$ 0.10

The accompanying notes are an integral part of the financial statements.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

Six months ended September 30, 2006 and 2005

(Unaudited – Prepared by Management)

Expressed in Canadian Dollars

	Three months ended		Six months ended
		September		September
	2006	2005	2006	2005

Cash provided by (used in):

Operating activities:
Net Loss for the period	$ (691,735)	$ (389,042)	$(1,060,707)	$ (777,114)
Items not involving cash:
Amortization	2,776	2,525	5,111	5,050
Stock based compensation	74,450	187,081	201,462	345,187
Changes in non-cash working capital items:
Good and services taxes recoverable	(2,981)	(4,237)	(8,058)	(7,582)
Prepaid expenses and deposits	3,263	-	7,996	-
Accounts payable and accrued liabilities	(11,923)	(190,998)	(184,337)	181,392
	(626,150)	(12,675)	(1,038,533)	(253,067)

Investing activities:
Purchase of equipment and leasehold improvements	(6,838)	-	(15,978)	-
Acquisition of interest in mineral properties	-	(109,029)	(285,194)	(177,592)
Deferred exploration	(640,675)	(545,594)	(1,575,781)	(664,351)
	(647,513)	(654,623)	(1,876,953)	(841,943)

Financing activities:
Common shares issued for cash	1,118,400	-	2,105,900	-
Share subscriptions	-	571,975	-	571,975
	1,118,400	571,975	2,105,900	571,975

Decrease in cash	(155,263)	(95,323)	(809,586)	(523,035)

Cash, beginning of period	184,486	247,205	838,809	674,917

Cash, end of period	$ 29,223	$ 151,882	$ 29,223	$ 151,882

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

Non-cash transactions (note 9)

The accompanying notes are an integral part of the financial statements.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Statements of Resource Property Costs

Six months ended September 30, 2006

Expressed in Canadian Dollars

United States					Ghana
	Horse Mountain	Fri	Regent	Black Velvet	Asumura	Esaase	Total

Balance, March 31, 2005	$ 430,066	$ –	$ 55,553	$ –	$ 43,617	$ –	$ 529,236

Acquisition costs
Cash	109,029	25,246	43,316	2,880	–	–	180,471
Shares	–	21,250	162,506	15,400	19,580	–	218,736

	109,029	46,496	205,822	18,280	19,580	–	399,207

Deferred exploration costs	479,492	133,035	324,614	–	781,581	–	1,718,722

Less: write-off of resource property costs	(1,018,587)	(179,531)	–	–	–	–	(1,198,118)

Balance, March 31, 2006	–	–	585,989	18,280	844,778	–	1,449,047

Acquisition costs
Cash	–	–	50,296	–	–	234,898	285,194
Shares	–	–	71,500	29,400	–	63,800	164,700

			121,796	29,400		298,698	449,894

Deferred exploration costs	–	–	20,507	6,744	1,220,307	328,223	1,575,781

Balance, September 30, 2006	$ –	$ –	$ 728,292	$ 54,424	$ 2,065,085	$ 626,921	$ 3,474,722

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 1

Six months ended September 30, 2006 and 2005

(Unaudited – Prepared by Management)

Expressed in Canadian Dollars

1.

Nature and continuance of operations

The Company was incorporated on September 23, 1999 under the laws of British Columbia. The Company was a capital pool company as defined in the TSX Venture Exchange (the “Exchange”) Policy 2.4.

During the year ended March 31, 2004, the common shares of the Company commenced trading on the NEX. NEX is a separate board of the Exchange for companies which were previously listed on the Exchange which have failed to maintain compliance with the ongoing financial listing standards of the Exchange. NEX was created so publicly listed shell companies may still continue to trade their securities while they seek and undertake transactions to complete their reactivation.

During the year ended March 31, 2006, the Company completed its Qualifying Transaction through the acquisition of interests in resource properties (see note 4). As a result, the Company is no longer considered a capital pool company. The Company’s listing has been transferred from NEX to TSX Venture under a Tier 2 issuer classification. In conjunction with the completion of the Qualifying Transaction, the Company changed its name from Quicksilver Ventures Inc. to Keegan Resources Inc.

The Company is in the exploration stage and its principal business activity is the sourcing and exploration of mineral properties. The Company has interest in mineral properties located in the United States and the Republic of Ghana.

The recoverability of amounts shown for resource properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, continuation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete their development and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern , which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At September 30, 2006, the Company had working capital of $39 which may be insufficient to sustain operations over the next twelve months, had not yet achieved profitable operations and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

#

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 2

Six months ended September 30, 2006 and 2005

(Unaudited – Prepared by Management)

Expressed in Canadian Dollars

2.

Significant accounting policies

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.  The consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment within the framework of the significant accounting policies summarized below.

(a)

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Quicksilver Ventures (Nevada), Inc. and Keegan Resources (GH) Ltd.. All significant intercompany amounts and transactions have been eliminated on consolidation.

(b)

Financial instruments

The carrying amounts of cash and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(c)

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are carried at cost less accumulated amortization. Amortization is determined at rates which will reduce original cost to estimated residual value over the useful life of each asset. The annual rates used to compute amortization are as follows:

Asset	Basis	Rate

Furniture and equipment	declining balance	20%
Computers	declining balance	30%
Leasehold improvements	Straight-line	term of lease

Amortization is recorded at half the annual rate in the year of acquisition.

#

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 3

Six months ended September 30, 2006 and 2005

(Unaudited – Prepared by Management)

Expressed in Canadian Dollars

2.

Significant accounting policies (continued)

(d)

Resource properties and deferred exploration costs

The Company accounts for resource property costs in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, “Property, plant and equipment” (“CICA 3061”), and abstract EIC-126, “Accounting by Mining Enterprises for Exploration Costs” (“EIC-126”) of the Emerging Issues Committee. CICA 3061 provides for the capitalization of the acquisition and exploration costs of a resource property where such costs are considered to have the characteristics of property, plant and equipment. EIC-126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established resource reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

Resource property costs include initial acquisition costs and related option payments, which are recorded when paid. Exploration and development costs are capitalized until properties are brought into production, when costs are amortized on a unit-of-production basis over economically recoverable reserves. Option payments are credited against resource property costs when received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.  No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

CICA 3061 also provides that property, plant and equipment be written down when the long-term expectation is that the net carrying amount will not be recovered. EIC-126 states that a mining enterprise which has not objectively established resource reserves and therefore does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired. However, EIC-126 references certain conditions that should be considered in determining subsequent write-downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write-down of capitalized costs is required. When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

Accounting standards subsequently issued by the CICA dealing with Intangible Assets (CICA 1581 and CICA 3062) include reference to “Use rights such as drilling, water, air, mineral, timber cutting, and route authorities” as examples of intangible assets. CICA 3062 also states, inter alia, that intangible assets should be amortized over their useful life and tested for impairment. Management has reviewed this potential reporting conflict with the previously issued standards and is of the opinion that it is appropriately accounting for its resource properties as having the characteristics of property, plant and equipment.

#

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 4

Six months ended September 30, 2006 and 2005

(Unaudited – Prepared by Management)

Expressed in Canadian Dollars

2.

Significant accounting policies (continued)

(e)

Asset retirement obligations

Effective April 1, 2004, the Company adopted the CICA Handbook Section 3110, “Asset Retirement Obligations” (“HB 3110”). HB 3110 requires that the fair value of a liability for an asset retirement obligation, such as site reclamation costs, be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. The obligations recognized are statutory, contractual or legal obligations.  .  The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, amortization and accretion expense.  The costs capitalized to the related assets are amortized in a manner consistent with the depletion and amortization of the related asset.

As of September 30, 2006, the Company has determined that it does not have material obligations for asset retirement obligations. Accordingly, adoption of HB 3110 had no impact on the consolidated financial statements.

(f)

Foreign currency translation

Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary items are translated at exchange rates prevailing when the assets were acquired or the obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.

(g)

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the period.  For the six months ended September 30, 2006 and 2005, the inclusion of the Company’s stock options and warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and therefore are excluded from the computation.

#

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 5

Six months ended September 30, 2006 and 2005

(Unaudited – Prepared by Management)

Expressed in Canadian Dollars

2.

Significant accounting policies (continued)

(h)

Stock-based compensation

The Company accounts for the granting of share purchase options to employees and non-employees using the fair value method whereby all awards to employees and non-employees will be recorded at fair value on the date of the grant.  The fair value of all share purchase options are expensed over their vesting period with a corresponding increase to contributed surplus.  Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

3.

Furniture, equipment and leasehold improvements

		Accumulated	Net book
September 30. 2006	Cost	amortization	value

Furniture and equipment	$ 46,512	$ 12,090	$ 34,422
Computers	16,372	6,923	9,449
Leasehold improvements	6,570	2,144	4,426

	$ 69,454	$ 21,157	$ 48,297

		Accumulated	Net book
March 31, 2006	Cost	amortization	value

Furniture and equipment	$ 32,761	$ 9,039	$ 23,722
Computers	14,145	5,456	8,689
Leasehold improvements	6,570	1,551	5,019

	$ 53,476	$ 16,046	$ 37,430

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 6

Six months ended September 30, 2006 and 2005

(Unaudited – Prepared by Management)

Expressed in Canadian Dollars

4.

Resource properties

Title to resource properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequent ambiguous conveyancing history characteristic of many resource properties.  The Company has investigated title to all of its resource properties and, to the best of its knowledge, title to all of its properties are in good standing.  However, this should not be construed as a guarantee to title.  The concessions may be subject to prior claims, agreements or transfer and rights of ownership may be affected by undetected defects.

(a)

Horse Mountain Claims

During the year ended March 31, 2005, the Company entered into agreements with Hunter Dickinson Group Inc. (“HDG”), Anaconda Gold (USA) Inc. (“Anaconda”) and Barrick Gold Exploration Inc. (“Barrick”), whereby it has acquired the right to earn an interest in the Horse Mountain Project in Nevada. The transactions with Anaconda and Barrick (collectively the “Acquisition”) served as the Company’s Qualifying Transaction for the purposes of the policies of the Exchange.

Pursuant to an assignment agreement entered into on August 5, 2004 between the Company and HDG (the “Anaconda Agreement”), the Company was assigned HDG’s interest in a letter agreement dated August 7, 2003 between HDG and Anaconda as amended by letter agreement dated July 28, 2004 among HDG, Anaconda and the underlying owners to acquire an interest in 223 mining claims situated in Elko County, Nevada (the “Anaconda Horse Mountain Claims) that form part of the Horse Mountain Project. Pursuant to the terms of an option agreement entered into on August 16, 2004 between the Company and Barrick (the “Barrick Agreement”), the Company may earn an interest in 35 mining claims and a mining lease situated in Elko County, Nevada (the “Barrick Horse Mountain Claims”) that form the balance of the Horse Mountain Project.

Under the terms of the Anaconda Agreement, the Company was assigned the right and option to earn a 55% interest in the Anaconda Horse Mountain Claims as follows:

i)

by making cumulative exploration expenditures of US$1,500,000 by August 31, 2010 as follows:

Year 1 – US$150,000 (incurred)

Year 2 – US$225,000 (incurred)

Year 3 – US$300,000

Year 4 – US$300,000

Year 5 – US$300,000

Year 6 – US$225,000

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 7

Six months ended September 30, 2006 and 2005

(Unaudited – Prepared by Management)

Expressed in Canadian Dollars

4.

Resource properties (continued)

(a)

Horse Mountain Claims (continued)

ii)

by making US$385,000 in option payments to Anaconda:

Year 2004 – US$  80,000 (paid)

Year 2005 – US$  90,000 (paid)

Year 2006 – US$115,000 (of which $57,500 is payable in shares)

Year 2007 – US$100,000 (of which $50,000 is payable in shares)

iii)

by issuing to Anaconda 100,000 common shares (issued) of the Company as reimbursement for the payment by Anaconda of US$68,376 for past Bureau of Land Management (“BLM”) fees and past option payments to the underlying vendors; and

iv)

by providing HDG with consideration for assigning its rights to the Anaconda Horse Mountain Claims as follows:

a)

issuing to HDG 141,159 common shares of the Company for reimbursement of $119,986 of out of pocket costs incurred by HDG (issued);

b)

issuing to HDG a further 75,000 common shares (issued); and

c)

reimbursing HDG for US$23,376.50 for 2004 BLM payments made by HDG on the Anaconda Horse Mountain Claims and US$5,925 for holding costs on the Barrick Horse Mountain Claims (paid).

Pursuant to a letter agreement dated July 21, 2004 between the Company and Anaconda, the Company issued to Anaconda 25,000 common shares for the one time right to opt out of the area of influence (AOI) clause applicable pursuant to the terms of the Anaconda Agreement. The Company also agreed to issue an additional 100,000 common shares to Anaconda for the permanent right to opt out of the AOI clause if and when the Company earns its 70% interest in the Barrick Horse Mountain Claims.

Under the terms of the Barrick Agreement, the Company can earn a 70% interest in the Barrick Horse Mountain Claims by making exploration expenditures of US$1,500,000 over four years as follows:

Year 1 – US$200,000

Year 2 – US$300,000

Year 3 – US$400,000

Year 4 – US$600,000

During the year ended March 31, 2006, the Company decided not to pursue its option agreement on the Horse Mountain claims and as a result, $1,018,587 in acquisition and deferred exploration expenditures were written-off.

#

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 8

Six months ended September 30, 2006 and 2005

(Unaudited – Prepared by Management)

Expressed in Canadian Dollars

4.

Resource properties (continued)

(b)

Regent Gold Silver Project

Pursuant to an agreement dated March 4, 2005, between the Company and Jerry Baughman and Fabiola Baughman (“Optionors”), the Company may acquire 100% of the Regent Gold Silver Project (“Regent property”)  located in Mineral County, Nevada, on the following terms:

i)

pay US$305,000 as follows:

- US$45,000 upon signing the agreement (paid);

- US$35,000 on June 15, 2005 (paid);

- US$45,000 on June 15, 2006 (paid);

- US$50,000 on June 15, 2007;

- US$55,000 on June 15, 2008; and

- US$75,000 on June 15, 2009

ii)

issue a total of 500,000 common shares of the Company to the Optionors as follows:

- 100,000 common shares upon obtaining regulatory approval (issued);

- 50,000 common shares on June 15, 2005 (issued);

- 50,000 common shares on June 15, 2006 (issued);

- 50,000 common shares on June 15, 2007;

- 75,000 common shares on June 15, 2008; and

- 175,000 common shares on June 15, 2009.

iii) complete US$3,000,000 of exploration work on the Regent property as follows:

- US$250,000 prior to March 4, 2006 (incurred);

- US$300,000 prior to March 4, 2007;

- US$400,000 prior to March 4, 2008;

- US$500,000 prior to March 4, 2009;

- US$500,000 prior to March 4, 2010; and

- US$1,050,000 prior to March 4, 2011.

After meeting the above commitments, the Company will have an undivided 100% interest in the property subject to a 2.5% NSR royalty, 60% of which may be purchased for US$3,000,000. 35,890 shares were issued to HDG as finder’s fees with respect to the Regent property.

#

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 9

Six months ended September 30, 2006 and 2005

(Unaudited – Prepared by Management)

Expressed in Canadian Dollars

4.

Resource properties (continued)

(c)

Asumura Gold Project

The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 whereby the Company may acquire 100% of the Asumura Reconnaissance Concession (“Asumura property”) located in the Republic of Ghana, West Africa, under the following terms:

i)

pay US$100,000 to GTE as follows:

- US$10,000 upon signing the agreement (paid);

- US$30,000 on or before October 8, 2006; and

- US$60,000 on or before October 8, 2007.

ii)

issue common shares of the Company with a value of US$100,000 to GTE as follows:

- common shares with a value of US$10,000 upon regulatory approval (issued  13,899 shares);

- common shares with a value of US$30,000 based on the 10 day average closing price prior to issuance on or before October 8, 2006; and

- common shares with a value of US$60,000 based on the 10 day average closing price prior to issuance on or before October 8, 2007.

iii)

complete US$1,000,000 of exploration work on the Asumura property as follows:

- US$80,000 on or before July 31, 2005, (incurred);

- an additional US$400,000 on or before July 31, 2006 (incurred); and

- an additional US$520,000 on or before July 31, 2007.

After meeting the above commitments, the Company will have an undivided 100% interest in the Asumura property subject to a 3.5% net smelter return, 50% of which may be purchased for US$2,000,000. If the property is converted to a Mining License, it may become subject to a 3-6% NSR (3% is the standard amount) and 10% ownership by the Ghanaian government. 11,270 shares were issued to HDG as finder’s fees with respect to the Asumura property.

(d)

Fri Property

The Company entered into an option agreement dated May 31, 2005 with Gerald Baughman and Fabiola Baughman (the “Optionors”) pursuant to which the Company has the option to acquire 100% interest in the Fri gold project located in Nye County, Nevada, under the following terms:

#

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 10

Six months ended September 30, 2006 and 2005

(Unaudited – Prepared by Management)

Expressed in Canadian Dollars

4.

Resource properties (continued)

(d)

Fri Property (continued)

i)

pay US$285,000 as follows:

- US$20,000 upon signing the agreement (paid);

- US$40,000 on May 31, 2006;

- US$45,000 on May 31, 2007;

- US$50,000 on May 31, 2008;

- US$55,000 on May 31, 2009; and

- US$75,000 on May 31, 2010

ii)

issue a total of 500,000 common shares of the Company to the Optionors as follows:

- 25,000 common shares upon obtaining regulatory approval (issued);

- 100,000 common shares on May 31, 2006;

- 45,000 common shares on May 31, 2007;

- 75,000 common shares on May 31, 2008;

- 75,000 common shares on May 31, 2009; and

- 180,000 common shares on May 31, 2010.

iii) complete US$3,000,000 of exploration work on the Fri property as follows:

- US$70,000 prior to May 31, 2006;

- US$230,000 prior to May 31, 2007;

- US$300,000 prior to May 31, 2008;

- US$400,000 prior to May 31, 2009;

- US$1,000,000 prior to May 31, 2010; and

- US$1,000,000 prior to May 31, 2011.

After meeting these commitments, the Company will have an undivided 100% interest in the Fri property subject to a 2.5% net smelter return royalty payable to GTE, 60% of which (net purchase of 1.5%) may be purchased back by the Company for US$3,000,000.

During the year ended March 31, 2006, the Company decided not to pursue its option agreement on the Fri property and as a result, $179,531 in acquisition and deferred exploration expenditures were written-off.

#

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 11

Six months ended September 30, 2006 and 2005

(Unaudited – Prepared by Management)

Expressed in Canadian Dollars

4.

Resource properties (continued)

(e)

Black Velvet Gold Project

The Company entered into an option agreement dated December 7, 2005 with Gerald Baughman and Fabiola Baughman (the “Optionors”) whereby the Company may acquire 100% interest in the Black Velvet Gold Project in Pershing County, Nevada.

Under the terms of the agreement, the Company has the option to deliver cash payments of US$150,000 and 150,000 shares of the Company to the Optionors over a period of four years as follows:

i)

cash payment of US$2,500 upon execution of the agreement (paid);

US$27,500 on December 1, 2006;

US$30,000 on May 31, 2007;

US$40,000 on May 31, 2008; and

US$50,000 on May 31, 2009.

ii)

issuance of 10,000 common shares upon Exchange approval (issued);

20,000 common shares on July 31, 2006 (issued);

30,000 common shares on May 31, 2007;

40,000 common shares on May 1, 2008; and

50,000 common shares on May 31, 2009.

(f)

Esaase Gold Property

The Company entered into an option agreement dated May 3, 2006 with Sammetro Co. Ltd. (“Sammetro”) to purchase a 100% interest in the Esaase gold property in southwest Ghana, subject to the underlying 10% interest, 3% NSR of the Ghanaian government in all mining projects in Ghana, and a 0.5% NSR owed to the Esaase. The agreement is subject to the following terms:

i)

payment of US$100,000 to the bank from which Sammetro borrowed funds by May 17, 2006 (paid);

ii)

payment of US$100,000 to Sammetro by June 30, 2006, which payment Sammetro will deliver to the Esaase Liquidation Committee (the “Committee”) (paid);

iii)

payment of US$40,000 to Sammetro on the first anniversary;

iv)

payment of US$400,000 to the Committee over a four year period;

v)

issuance of 780,000 shares of the Company to Sammetro over a four year period (40,000 shares issued);

vi)

exploration expenditures of US$2,250,000 over a four year period;

vii)

payment to Sammetro of US$50,000 on the fourth anniversary and every anniversary thereafter until production; and

viii)

on production, payments of US$100,000 to the Committee and US$100,000 to Sammetro.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 12

Six months ended September 30, 2006 and 2005

(Unaudited – Prepared by Management)

Expressed in Canadian Dollars

4.

Resource properties (continued)

(f)

Esaase Gold Property (continued)

The Company entered into a finder’s fee agreement whereby the Company paid US$10,000 and issued 4,000 common shares as finders’ fees with respect to this acquisition. Subsequent to the period, an additional 33,550 common shares were issued to various finders pursuant to this agreement.

5.

Share capital

(a)

Authorized

100,000,000 common shares without par value; and

100,000,000 preferred shares without par value.

(b)

Issued and outstanding common shares

	Number of shares	Amount
Balance, March 31, 2005	8,010,559	1,674,328
Issued on acquisition of mineral properties
- at $0.85	72,160	61,336
- at $0.88	150,000	132,000
- at $0.72	13,899	10,000
- at $1.54	10,000	15,400
Issued for cash:
Pursuant to a private placement
- at $0.80	3,000,000	2,400,000
Pursuant to exercise of warrants
- at $0.85	265,300	225,505
- at $1.00	520,000	520,000
Pursuant to the exercise of options
- at $0.92	122,500	112,700
Share issuance costs	-	(240,223)
Transferred from contributed surplus for the exercise of options	-	70,869
Balance, March 31, 2006	12,164,418	4,981,915
Issued for cash:
Pursuant to the exercise of warrants
- at $0.85	179,000	152,150
- at $1.00	1,953,750	1,953,750
Issued on acquisition of mineral properties
- at $1.43	90,000	128,700
- at $1.47	20,000	29,400
- at $1.65	4,000	6,600
Balance, September 30, 2006	13,209,418	$ 6,040,915

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 13

Six months ended September 30, 2006 and 2005

(Unaudited – Prepared by Management)

Expressed in Canadian Dollars

5.

Share capital (continued)

(c)

Shares held in escrow

As at September 30, 2006, 67,500 (March 31, 2006 – 90,000)  common shares of the Company were the subject of an escrow agreement under which the shares may not be transferred, assigned or otherwise dealt with without the consent of the relevant regulatory body having jurisdiction thereon.

(d)

Stock options

The Company maintains a fixed stock option plan that enables it to grant from time to time options to its directors, officers, employees and other service providers. During the year ended March 31, 2006, the Company amended its stock option plan increasing the number of shares reserved for issuance under the plan to 1,646,543. The options vest as to 25% on the date of the grant and 12 ½ % every three months thereafter for a total vesting period of 18 months.

As summary of the status of the Company’s stock option plan for the six months ended September 30, 2006 is presented below:

	Number of shares	Weighted average Exercise price
Balance, March 31, 2005	1,348,000	$ 0.92
Granted	280,000	$ 1.44
Exercised	(122,500)	$ 0.92
Cancelled	(80,500)	$ 0.92
Balance, September 30, 2006	1,425,000	$ 1.02

The following table summarizes the stock options outstanding and exercisable at September 30, 2006:

Exercise price	Number outstanding at September 30, 2006	Expiry date	Number exercisable at September 30, 2006

$0.92	1,145,000	February 3, 2010	1,145,000
$1.16	220,000	November 22, 2010	137,500
$2.48	60,000	February 2, 2011	30,000
	1,425,000		1,312,500

#

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 14

Six months ended September 30, 2006 and 2005

(Unaudited – Prepared by Management)

Expressed in Canadian Dollars

5.

Share capital (continued)

(d)

Stock options (continued)

During the period, under the fair-value-based method, $201,462 (2005 – $345,187) in stock-based compensation expense was recorded in the statements of operations and deficit for stock options granted to directors and consultants of the Company.

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005
Risk free interest rate	3%	3%
Expected dividend yield	0%	0%
Stock price volatility	131%	124%
Expected life of options	3 years	2 years

(e)

Warrants

The following warrants were outstanding at September 30, 2006. Each warrant entitles the holder to purchase one common share of the Company as follows:

Number of Shares	Exercise Price	Expiry Date
460,100	$0.85	January 31, 2007
630,250 (1)	$1.00	October 13, 2007

(1) These warrants are subject to an acceleration clause whereby if the shares of the Company trade above $2 for a period of 10 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

(f)

Contributed surplus

	September 30, 2006	March 31, 2006
Balance, beginning of year	$ 867,367	$ 313,649
Stock-based compensation	201,462	557,202
Brokers’ warrants issued	-	67,385
Transferred to share capital for the exercise of options	-	(70,869)
Balance, end of year	$ 1,068,829	$ 867,367

#

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 15

Six months ended September 30, 2006 and 2005

(Unaudited – Prepared by Management)

Expressed in Canadian Dollars

5.

Share capital (continued)

(g)

Shareholder rights plan

The directors of the Company approved the adoption of a shareholder rights plan (the “Rights Plan”).  The objective of the Board of Directors in adopting this Plan is to achieve full and fair value for the Company’s shareholders in the event of an unsolicited take-over bid for the Company.

The rights become exercisable only when a person or party acquires or announces its intention to acquire 20% or more of the outstanding shares of the Company without complying with certain provisions of the Rights Plan. Each right would entitle each holder of common shares (other than the acquiring person or party) to purchase additional common shares of the Company at a 50% discount to the market price at the time.

6.

Related party transactions

Included in professional fees are $7,908 (2005 – $13,848) paid or accrued for legal fees to a company controlled by a director of the Company and $6,000 (2005 – $nil) for accounting fees to a company controlled by a director and officer of the Company.

The Company entered into a consulting agreement with a director and officer of the Company in the amount of US$6,667 per month plus benefits. During the six months ended September 30, 2006, the Company paid consulting fees and benefits of $53,492 (2005 – $57,111) under this agreement.

The Company entered into a consulting agreement with a former officer of the Company in the amount of CAD$3,333 per month. During the six months ended September 30, 2006, the Company paid consulting fees of $nil (2005 – $15,000) under this agreement.

During the six months ended September 30, 2006, the Company paid or accrued $42,694 (2005 – $nil) for deferred exploration costs to a director of the Company.

Included in accounts payable and accrued liabilities is $23,244 (2005 – $7,741) owing to directors of the Company and a company controlled by a director and officer of the Company.

7.

Commitments

The Company is committed to payments regarding agreements to lease its Vancouver office premises as follows:

2007	$ 23,986
2008	51,250
2009	51,548
2010	12,887
$ 139,671

The Company is also committed to carry out the expenditures described in note 4.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 16

Six months ended September 30, 2006 and 2005

(Unaudited – Prepared by Management)

Expressed in Canadian Dollars

8.

Subsequent events

The following events occurred subsequent to September 30, 2006:

(a)

the Company completed a non-brokered private placement of 2,000,000 units at a price of $1.80 per unit for gross proceeds of $3,600,000. Each unit consists of one common share and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $2.40 per share for a period of eighteen months.

The warrants are subject to an acceleration clause whereby if the shares of the Company trade above $3.25 for a period of 10 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

Finders’ fees of 6% in cash and warrants equal to 10% of the private placement units are payable in connection with this private placement.

(b)

10,000 warrants were exercised at a price of $0.85 per share for gross proceeds of $8,500 and 10,000 common shares were issued.

(c)

The Company granted 1,155,000 incentive stock options to its directors, officers, employees and consultants, exercisable at a price of $2.44 per share for a period of five years from date of grant.

9.

Non-cash transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows. During the six months ended September 30, 2006, the following transactions were excluded from the statements of cash flows:

–

the Company issued 90,000 common shares at $1.43 per share, 20,000 common shares at $1.47 per share and 4,000 common shares at $1.65 per share pursuant to mineral property option agreements.

During the six months ended September 30, 2005, the following transactions were excluded from the statements of cash flows:

–

the Company issued 72,160 common shares at $0.85 per share, 150,000 common shares at $0.88 per share and 13,899 common shares at $0.72 per share, pursuant to a mineral property option agreements.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 17

Six months ended September 30, 2006 and 2005

(Unaudited – Prepared by Management)

Expressed in Canadian Dollars

10.

Segmented information

Geographic Information

The Company operates in one reportable operating segment, being the exploration of resource properties.

	Canada	USA	Ghana	Total

September 30, 2006
Current assets	$ 69,026	$ –	$ 7,185	$ 76,211
Furniture, equipment and leasehold Improvements	41,856	–	6,441	48,297
Resource properties	–	782,716	2,692,006	3,474,722

	$ 110,882	$ 782,716	$ 2,706,632	$ 3,599,230

	Canada	USA	Ghana	Total

March 31, 2006
Current assets	$ 885,735	$ –	$ –	$ 885,735
Furniture, equipment and leasehold Improvements	37,430	–	–	37,430
Resource properties	–	604,269	844,778	1,449,047

	$ 923,165	$ 604,269	$ 844,778	$ 2,372,212

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KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 18

Six months ended September 30, 2006 and 2005

(Unaudited – Prepared by Management)

Expressed in Canadian Dollars

11.

United States generally accepted accounting principles

These consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) conform to those generally accepted in the United States (“U.S. GAAP”), in all material respects, except as noted below:

Reconciliation of losses reported to U.S. GAAP:

	2006	2005

Net loss as reported in accordance with Canadian GAAP	$(1,060,707)	$ (777,114)
Adjustments:
Mineral property costs expensed	(1,575,781)	(664,351)
Net loss under U.S. GAAP	$(2,636,488)	$(1,441,465)

Net loss per share under U.S. GAAP	$ (0.20)	$ (0.18)

Stock-based compensation – The Company records compensation expense for U.S. GAAP purposes following the fair value method of accounting for stock options issued to employees. The Company uses the Black-Scholes option pricing model to value its stock options as described in Note 5.

Net earnings per share and escrow shares – Under U.S. GAAP, performance-based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding. The Company's escrow shares are not performance-based and therefore no adjustments have been made to the calculation of earnings per share.

On August 4, 2004, the Company entered into an escrow agreement with certain of its shareholders in respect of their 150,000 shares. The shares are being released from escrow as to 10% on final Exchange approval and the balance on a pro-rata basis at 15% semi-annually, with the final release scheduled for February 12, 2007. As of September 30, 2006, there were 67,500 shares still held in escrow.

Mineral properties –  Under Canadian GAAP, exploration costs are capitalized as disclosed in Note 2.  Under U.S. GAAP, exploration costs are expensed as incurred until proven and probable reserves are established.  When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized.

Under U.S. GAAP, mineral properties are reviewed by management for impairment whenever circumstances change which could indicate that the carrying amount of these assets may not be recoverable. Such review has not been completed as there are no capitalized properties for U.S. GAAP purposes.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 19

Six months ended September 30, 2006 and 2005

(Unaudited – Prepared by Management)

Expressed in Canadian Dollars

11.

United States generally accepted accounting principles (continued)

Reconciliation of total assets, liabilities and shareholder equity to U.S. GAAP:

	September 30, 2006	March 31, 2006

Total assets under Canadian GAAP	$ 3,599,230	$2,372,212
Adjustments to U.S. GAAP	(1,575,781)	(1,106,195)
Total assets under U.S. GAAP	$ 2,023,449	$1,266,017

Total liabilities under Canadian	$ 76,172	$ 260,509

Total shareholders’ equity under Canadian GAAP	3,523,058	2,111,703
Adjustments:
Mineral property costs expensed	(1,575,781)	(1,106,195)
Total equity (deficiency) under U.S. GAAP	1,947,277	1,005,508
Total equity (deficiency) and liabilities under U.S. GAAP	$ 2,023,449	$1,266,017

Reconciliation of consolidated statements of cash flows to U.S. GAAP:

	2006	2006

Cash provided by (used in) operations under US GAAP:

Net loss as reported in accordance with Canadian GAAP	$ (1,060,707)	$ (777,114)
Adjustments:
Mineral property costs expensed	(1,575,781)	(664,351)
	(2,636,488)	(1,441,465)
Add (deduct) items not involving cash
Amortization	5,111	5,050
Stock-based compensation	201,462	345,187
Acquisition of mineral properties	(285,194)	(177,592)
Changes in non-cash working capital balances	(184,399)	173,810
Cash used in operations under U.S. GAAP	$ (2,899,508)	$(1,095,010)

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 20

Six months ended September 30, 2006 and 2005

(Unaudited – Prepared by Management)

Expressed in Canadian Dollars

11.

United States generally accepted accounting principles (continued)

	2006	2006
Cash provided by (used in) financing activities under Canadian and U.S. GAAP
Shares issued	$ 2,105,900	$ 571,975

Cash provided by (used in) investing activities under U.S. GAAP:
Cash provided by (used in) investing activities under Canadian GAAP	$ (1,876,953)	$ (841,943)
Mineral properties costs	1,575,781	664,351
Acquisition of mineral properties	285,194	177,592
Cash used in investing activities under U.S. GAAP	$ (15,978)	$ -

Under U.S. GAAP, the Company must provide a reconciliation of the numerators and denominators of basic and diluted earnings per share:

Numerator
Net loss under U.S. GAAP	$ (2,636,488)	$(1,441,465)
Denominator
Weighted average number of common shares
Outstanding	13,438,908	8,087,471
Basic and diluted net earnings (loss) per share	$ (0.20)	$ (0.18)

Diluted net loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. As of September 30, 2006, the Company had 1,425,000 (March 31, 2006 – 1,425,000) stock options outstanding and 1,090,350 (March 31, 2006 – 3,223,100) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been anti-dilutive.

Recent pronouncements:

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying consolidated financial statements.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 7, 2007	By: /s/ Daniel T. McCoy
Daniel T. McCoy, President and CEO

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